                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-12266

PROSPECTUS

                                3,000,000 Shares

                                 [LOGO OF MIND]

                                Ordinary Shares

--------------------------------------------------------------------------------

This is our initial public offering of ordinary shares. We are offering 3,000,000 ordinary shares. No public market currently exists for our ordinary shares.

Our ordinary shares have been approved for quotation on the Nasdaq National Market under the symbol "MNDO".

 Investing in the ordinary shares involves risks. Risk Factors begin on page 5.

                                                          Per Share    Total
                                                         ----------   -------
Public Offering Price...................................   $10.00   $30,000,000
Underwriting Discount...................................   $ 0.70   $ 2,100,000
Proceeds to MIND C.T.I. Ltd.............................   $ 9.30   $27,900,000

We have granted the underwriters the right to purchase up to 450,000 additional ordinary shares within 30 days to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the ordinary shares to purchasers on or before August 11, 2000.

--------------------------------------------------------------------------------

Lehman Brothers

            U.S. Bancorp Piper Jaffray

                                CIBC World Markets

                                        Fidelity Capital Markets
                                          a division of National Financial
                                          Services Corporation

August 8, 2000

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    5
Forward-looking Statements..........   16
Use of Proceeds.....................   17
Dividend Policy.....................   17
Capitalization......................   18
Dilution............................   19
Selected Consolidated Financial and
 Operating Data.....................   20
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   21
Business............................   32

                                       Page
                                       ----
Management...........................   45
Related Party Transactions ..........   52
Principal Shareholders...............   54
Shares Eligible for Future Sale......   56
Description of Ordinary Shares.......   58
Conditions in Israel.................   61
Taxation and Government Programs.....   63
Underwriting.........................   70
Legal Matters........................   73
Experts..............................   73
Enforceability of Civil Liabilities..   73
Where You Can Find Additional
 Information.........................   74

   You should only rely on the information contained in this prospectus. We have not authorized anyone to provide any different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy ordinary shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

   Until September 2, 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained in other parts of this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the notes to those financial statements, before deciding to buy our ordinary shares.

   We develop, manufacture and market real-time billing and customer care software for Voice over IP service providers. Voice over IP, also known as Internet telephony, is the real-time transmission of voice communications over the public Internet and private networks based on Internet Protocol, commonly known as IP. Internet Protocol is the process by which data is transmitted from one computer to another over the Internet. Our billing and customer care software, known as MIND-iPhonEX, enables providers of Voice over IP services to meet complex, mission-critical billing and customer care needs, such as authentication, authorization, accounting and reporting. Our software is also used by service providers to collect the data needed to initiate service and manage customer accounts.

   MIND-iPhonEX is scalable, which means that it is easily adapted to changes in the configuration and size of a service provider's network. It operates on the IP telecommunications equipment of major manufacturers, such as Cisco Systems Inc. and Lucent Technologies Inc. We also provide professional services, primarily to our billing and customer care customers, consisting of customization, installation, customer support, training and maintenance services and project management, which is advice to our customers regarding deployment of billing and customer care software over their IP networks. We have installed MIND-iPhonEX for a large base of customers worldwide, including Bell Atlantic Corp., Deutsche Telekom AG, China Ministry of Post and Telecommunications (China Telecom), China United Telecommunications Corp. (China Unicom), Singapore Telecommunications Ltd., iBasis Inc., and Southnet TeleComm Services Inc.

   In addition to our billing and customer care software products for Voice over IP, we provide a call management system used by organizations for call accounting, traffic analysis and fraud detection. This enterprise software, which we call PhonEX, has been installed in many locations throughout the world for customers including Credit Suisse First Boston and Deutsche Post AG.

   Voice over IP service providers can offer their subscribers enhanced voice and data communications services and lower rates for telephony services. These advantages are contributing to the rapid growth in demand for IP telephony services. Voice over IP providers include Internet service providers, and Internet telephony service providers. In addition, traditional telecommunications service providers are increasingly offering IP telephony to remain competitive. International Data Corporation estimated that total Voice over IP use is expected to increase from 2.7 billion minutes in 1999 to 135 billion minutes in 2004, representing a compound annual growth rate of 119%. Revenues derived from providing Voice over IP services are expected to increase from $480 million in 1999 to $19 billion in 2004, representing a compound annual growth rate of 109%. According to Frost and Sullivan, the worldwide market for gateway equipment that allows interconnections between IP-based and traditional telephone networks was $279.2 million in 1998 and is estimated to grow to approximately $9.2 billion in 2004. We believe that the expected growth in the Voice over IP market indicated by this estimated increase in sales of gateway equipment will lead to an increased demand for billing and customer care software products that enable providers of Voice over IP services to bill their subscribers for the services used.

   Billing and customer care software is among the key components of any telephony service provider's system because they enable the service provider to track and bill for usage, manage revenues and customer relations, and devise marketing programs and rate plans. As service providers broaden their service offerings to include Voice over IP, the demand for more sophisticated billing and customer care software suitable for these services is growing.

   Our objective is to be a leader in the market for billing and customer care software for Voice over IP. In addition, we intend to offer billing and customer care software for other IP-based services as the market for this type of software grows. The key elements of our strategy include:

  . Leverage our brand name recognition and technical expertise. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. We intend to leverage our reputation, brand name recognition and expertise to be a leader in the market for billing and customer care software for Voice over IP.

  . Enhance alliances with industry leaders. We have established cooperative alliances with leading manufacturers of IP telecommunications equipment such as Cisco, Lucent, Netspeak and VocalTec Ltd. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence.

  . Maintain and expand technological expertise. We believe that our reputation in the market is due in large part to our technological expertise, which we intend to maintain and expand in order to enhance our existing products and develop new products for growing markets.

  . Offer convergent IP billing products. As providers of IP-based services continue to broaden their service offerings, we believe that they will increasingly need billing and customer care products that allow them to monitor and bill their customers based on the type and content of the services provided. We intend to leverage our position in the market for billing and customer care software for Voice over IP and our technical expertise to be a leading provider of convergent billing software products.

  . Expand professional services opportunities. Our customers increasingly require professional services, including customization, project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers.

   We were incorporated under the laws of the State of Israel in 1995 as MIND C.T.I. Ltd. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 20692, Israel. Our telephone number is 1-888-270-4056.

                         Recent Operating Results

   Our unaudited revenues were $3,630,000 for the three months ended June 30, 2000 compared to $1,821,000 for the three months ended June 30, 1999 and our unaudited net income was $879,000 for the three months ended June 30, 2000 compared to $408,000 for the three months ended June 30, 1999. Our unaudited net loss applicable to ordinary shares was $4,538,000 for the three months ended June 30, 2000 compared to net income applicable to ordinary shares of $408,000 for the three months ended June 30, 1999. The net loss applicable to ordinary shares in the 2000 period resulted from amortization in the amount of $5,417,000 relating to the beneficial conversion feature of our preferred shares for the three months ended June 30, 2000.

                                  The Offering

Ordinary shares offered.............  3,000,000 shares

Ordinary shares to be outstanding
 after this offering................  20,116,220 shares

Over-allotment option granted to the
underwriters by us..................  450,000 shares

Use of proceeds.....................  We intend to use the net proceeds of this offering to expand sales and marketing of
                                      our products worldwide, to enhance our
                                      product development programs, to purchase
                                      property, plant and equipment, to provide
                                      working capital and for other general
                                      corporate purposes, including potential
                                      acquisitions.

Nasdaq National Market symbol.......  MNDO

   The above information excludes from the number of ordinary shares to be outstanding after this offering 1,106,000 shares. As of May 31, 2000, 747,820 of the excluded shares are issuable upon the exercise of outstanding options and 358,180 of the excluded shares are reserved for issuance under our share option plan.

                             About this Prospectus

   Unless otherwise indicated, all information contained in this prospectus:

  . assumes no exercise of the underwriters' option to purchase up to 450,000 additional ordinary shares from us to cover over-allotments;

  .  reflects a 19-for-1 share dividend that was effected in April 2000; and

  . assumes the conversion of Series A and B preferred shares into ordinary shares at a conversion rate of 20 ordinary shares for every Series A and Series B preferred share, which will take place immediately prior to this offering.

                      Summary Consolidated Financial Data

   The following tables present summary consolidated financial data derived from our consolidated financial statements. You should read this along with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.

                                           Years Ended      Three Months Ended
                                          December 31,          March 31,
                                      --------------------- ------------------
                                       1997   1998   1999     1999     2000
                                      ------ ------ ------- ------------------
                                        (In thousands except per share data)
Consolidated Statement of Operations
 Data:
Revenues:
  Sales of licenses.................. $1,500 $3,385 $ 6,791 $  1,287 $   2,642
  Services...........................    491    685   1,405      298       529
                                      ------ ------ ------- -------- ---------
Total revenues.......................  1,991  4,070   8,196    1,585     3,171
Cost of revenues.....................    432    631   1,318      288       423
                                      ------ ------ ------- -------- ---------
Gross profit.........................  1,559  3,439   6,878    1,297     2,748
Research and development expenses,
 net.................................    397  1,049   1,918      417       894
Selling, general and administrative
 expenses:
  Selling expenses...................    430  1,055   2,110      429       809
  General and administrative
   expenses..........................    352    591   1,000      219       363
Non-cash compensation................      1      1      26      --         78
                                      ------ ------ ------- -------- ---------
Operating income.....................    379    743   1,824      232       604
Financial and other income, net......     77     99     137       15        21
                                      ------ ------ ------- -------- ---------
Income before taxes on income........    456    842   1,961      247       625
Taxes on income......................    114    201     447       58       144
                                      ------ ------ ------- -------- ---------
Net income...........................    342    641   1,514      189       481
Accretion of mandatorily redeemable
 convertible A preferred shares to
 mandatory redemption value..........    --     --      --       --     (6,672)
                                      ------ ------ ------- -------- ---------
Net income (loss) applicable to
 ordinary shares..................... $  342 $  641 $ 1,514 $    189   $(6,191)
                                      ====== ====== ======= ======== =========
Earnings (loss) per ordinary share:
  Basic.............................. $ 0.03 $ 0.05 $  0.10 $   0.01 $   (0.42)
                                      ====== ====== ======= ======== =========
  Diluted............................ $ 0.03 $ 0.05 $  0.10 $   0.01 $   (0.42)
                                      ====== ====== ======= ======== =========
Weighted average number of ordinary
 shares used in computation of
 earnings (loss) per share:
  Basic.............................. 11,163 12,246  14,667   13,928    14,892
                                      ====== ====== ======= ======== =========
  Diluted............................ 11,200 12,283  14,984   14,115    14,892
                                      ====== ====== ======= ======== =========

                                                              As of March 31,
                                                                   2000
                                                            --------------------
                                                                      Pro forma
                                                            Actual   As Adjusted
                                                            -------  -----------
                                                              (In thousands)
                                                                     (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................................. $16,473    $42,773
Working capital............................................  14,061     40,361
Total assets...............................................  20,663     46,963
Mandatorily redeemable convertible preferred shares........  20,778        --
Total shareholders' equity (capital deficiency)............ $(5,906)   $41,172

   The pro forma as adjusted information included above gives effect to:

  . the conversion of Series A and Series B preferred shares into ordinary shares at a conversion rate of 20 ordinary shares for every Series A and Series B preferred share; and

  .  this offering of our ordinary shares.

                                  RISK FACTORS

   Investing in our ordinary shares involves a high degree of risk. Before purchasing our ordinary shares, you should carefully consider the risks described below in addition to the other information in this prospectus. Our business, results of operations and financial condition may be materially and adversely affected by any of the following risks. The trading price of our ordinary shares could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information in this prospectus, including our financial statements and the related notes.

Risks Relating to Our Business

We have a limited operating history as a provider of billing and customer care software. As a result, it is difficult to evaluate our business and prospects.

   We first introduced our billing and customer care software for IP telephony in 1997. Until 1999, substantially all of our revenues were derived from sales of our call management software for enterprises. Sales of our billing and customer care software for Voice over IP accounted for 43% of our revenues in 1999 and 75% of our revenues in the three months ended March 31, 2000. This product represents the strategic focus of our business. Because we have a limited operating history as a provider of billing and customer care software for Voice over IP, it is difficult to evaluate our business and prospects.

Our quarterly operating results may vary significantly in future periods. We may fail to meet expectations of public market analysts and investors, and the price of our ordinary shares may fall.

   Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

  . the timing of orders for our software. Customers typically order our billing and customer care software only after the infrastructure of an IP telephony network has been provided by other vendors. There can be delays in that process. It is therefore difficult for us to predict the timing of orders for our products by customers;

  . the ability of our customers to expand their Voice over IP operations and increase their subscriber base, including their ability to obtain financing;

  . changes in our pricing policies or competitive pricing by our competitors;

  . the timing of releases of new products by manufacturers of IP telecommunications equipment with which our billing and customer care software operates; and

  .  the timing of product introductions by competitors.

In future quarters, our operating results may be below the expectations of public market analysts and investors, and as a result, the price of our ordinary shares may fall.

If the demand for Voice over IP does not continue to grow, the demand for our billing and customer care software would diminish substantially.

   Sales of our billing and customer care software for Voice over IP accounted for 43% of our revenues in 1999 and 75% of our revenues in the three months ended March 31, 2000. As a result, our business depends on the continued growth in demand for Voice over IP services. Rapid growth in the demand for Voice over IP services is a recent phenomenon that may not continue. If growth in the demand for Voice over IP does not continue, we will face substantially diminished demand for our billing and customer care software. The failure of the Voice over IP market to continue to grow and develop will have a material and adverse impact on our results of operations and financial condition.

   In addition, we plan to offer billing and customer care software to providers of other IP-based services. The demand for these other IP-based services is at a very early stage. We cannot be sure that the market for these services will grow. In addition, there may never be significant demand for specialized billing and customer care software for providers of these other IP-based services. This would limit the potential growth of our revenues.

If our products fail to achieve widespread market acceptance, our results of operations will be harmed.

   Our future growth depends on the continued commercial acceptance and success of our products. We first introduced our billing and customer care software for Voice over IP in 1997. Accordingly, we cannot be sure that our products will achieve widespread market acceptance. In addition, the market for billing and customer care software products for Voice over IP is in the early stages of development. As a result, our future performance will depend on the successful development, introduction and consumer acceptance of new and enhanced versions of our products. We are not certain that we will be able to develop new and enhanced products to meet changing market needs. If our new and enhanced products are not well received in the marketplace, our business and results of operations will be harmed. We cannot assure you that we will be successful in developing and marketing new products.

We depend on our marketing alliances and reseller arrangements with manufacturers of IP telecommunications equipment to market our products. If we are unable to maintain our existing marketing alliances, or enter into new alliances, our revenues and income will decline.

   We rely heavily on our marketing alliances and reseller arrangements with major manufacturers of IP telecommunications equipment, including Cisco, Lucent and VocalTec to market our products to the customers of these entities. Our marketing alliances and reseller arrangements with these parties are non-exclusive and do not contain minimum sales or marketing performance requirements. In some instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Our marketing allies and resellers also work with some of our competitors, and have invested in these competing companies. For example, Cisco Systems Inc. has invested in Portal Software Inc., one of our competitors. Moreover, our marketing allies and resellers may develop their own internal billing and customer care software products that compete with ours and sell them as part of their equipment. We derive, and anticipate that we will continue to derive, a significant portion of our revenues from customers that have relationships with our marketing allies and resellers. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers develop their own competing billing and customer care software products, our revenues and income will decline.

If our software does not continue to integrate and operate successfully with the IP telecommunications equipment of the leading manufacturers, we may be unable to maintain our existing customer base and/or generate new sales.

   The success of our software depends upon the continued successful integration and operation of our software with the IP telecommunications equipment of the leading manufacturers. We currently target a customer base that uses a wide variety of network infrastructure equipment and software platforms, which are constantly changing. In order to succeed, we must continually modify our software as new IP telecommunications equipment is introduced. If our product line fails to satisfy these demanding and rapidly changing technological challenges, our existing customers will be dissatisfied. As a result, we may be unable to generate future sales and our business will be materially adversely affected.

If we fail to attract and retain qualified personnel we will not be able to implement our business strategy or operate our business effectively.

   Our products require sophisticated research and development, sales and marketing, software programming, and technical customer support. Our success depends on our ability to attract, train, motivate and retain highly skilled personnel within each of these areas of expertise. As part of our business strategy, we intend to continue to increase substantially the number of our employees who perform each of these functions. Qualified personnel in these areas are in great demand and are likely to remain a limited resource for the foreseeable future. We cannot assure you that we will be able to attract and retain the skilled employees we require. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be harmed.

   Because our market is new and evolving, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of Monica Eisinger, our President and Chief Executive Officer and one of our founders, and other members of senior management. Because the demand for highly qualified senior personnel in Israel exceeds the supply of this type of personnel, it will be difficult to replace members of our senior management if one or more of them were to leave us. If either Ms. Eisinger or other members of the senior management team are unable or unwilling to continue their employment with our company, our business will be harmed.

Our success depends on our ability to continually develop and market new and more technologically advanced products and enhancements.

   The IP-based services market is characterized by:

  . rapid technological advances like the development of new standards for communications protocols;

  . frequent new service offerings and enhancements by our customers, such as value-added IP-based services and new rating plans; and

  .  changing customer needs.

   We believe that our future success will largely depend upon our ability to continue to enhance our existing products and successfully develop and market new products on a cost-effective and timely basis. We cannot assure you that we will be successful in developing and marketing new products that respond adequately to technological change. Our failure to do so would have a material adverse effect on our ability to market our own products.

The growth of our business is dependent on the continuation of a favorable regulatory environment, and any change in this environment could harm our business.

   Federal, state and international regulatory bodies regulate the telecommunications industry and the products that use telecommunications networks. Over the past decade, a variety of new entrants have begun to provide telecommunications services and, in particular, Voice over IP services, intensifying competition in that industry. Future growth in the markets for our products and services will depend in part on the continuation of a favorable regulatory environment for Voice over IP services. However, the growth of Voice over IP has also led to close examination of its regulatory treatment in many jurisdictions. The provision of Voice over IP services is subject to change as a result of future regulatory action, judicial decisions or legislation. The cost of providing Voice over IP services could increase as a result of any regulatory changes that would require providers to pay charges applicable to traditional telephone networks. Any new regulations that increase the cost of providing Voice over IP services could halt the growth of the Voice over IP market. As a result, the market for our billing and customer care software could decline.

Any future regulation of the Internet may slow its growth and result in a decreased demand for our products and services.

   The demand for our products and services depends on the growth in Internet usage since Voice over IP and other IP-based services are delivered mainly over the Internet. The adoption of any laws or regulations that affect the growth of the Internet, or the Voice over IP industry, could result in decreased demand for our products.

From time to time, our software and the systems into which it is installed contain undetected errors. This may cause us to experience a significant decrease in market acceptance and use of our software products and we may be subject to warranty and other liability.

   From time to time, our software, as well as the systems into which they are integrated, contain undetected errors. Because of this integration, it can be difficult to determine the source of the errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:

  . diversion of our resources and the attention of our personnel from our research and development efforts to address these errors;

  . negative publicity and injury to our reputation that may result in loss of existing or future customers; and/or

  .  loss of or delay in revenue.

   In addition, we may be subject to claims based on errors in our software or mistakes in performing our services. Our licenses generally contain provisions such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages, designed to limit our exposure to potential claims. However, not all of our contracts contain these provisions and we cannot assure you that the provisions that exist will be enforceable. For example, we have an agreement with Cisco relating to our provision of billing and customer care software to China Unicom jointly with voice gateways provided by Cisco. This agreement requires us to indemnify Cisco for claims by China Unicom relating to our software. In addition, while we maintain product liability insurance, we cannot assure you that this insurance will provide sufficient, or any, coverage for these claims. A product liability claim, whether or not successful, could adversely affect our business by damaging our reputation, increasing our costs, and diverting the attention of our management team.

If our billing and customer care software for Voice over IP fails to achieve market acceptance among traditional telecommunications service providers, we may suffer a decrease in market share, revenues and profitability.

   We believe that as the demand for Voice over IP services grow, traditional telecommunications service providers will increasingly offer Voice over IP to remain competitive and these providers will constitute a growing portion of the Voice over IP market. These companies already have relationships with traditional billing and customer care software providers for their telephony services, and may wish to work with their current providers of billing and customer care software to enhance and modify that software for Voice over IP services. If our billing and customer care software for Voice over IP fails to achieve market acceptance among traditional telecommunications service providers, we may suffer a decrease in market share, revenues and profitability.

Because some of our customers require a lengthy approval process before they order our products, our sales process is often subject to delays that may decrease our revenues and seriously harm our business.

   In 1999, we derived 43% of our revenues from the sale of software and related services to providers of Voice over IP services. Before we can sell our software to some of these customers, they must conduct a lengthy and complex approval and purchase process. Prospective customers must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. This evaluation process, which takes place before our customers issue purchase orders, typically takes between three and six months.

   The following factors, among others, affect the length of the approval process:

  . the time involved for our customers to determine and announce their specifications;

  .  the complexity of the networks being deployed;

  . the timely delivery by IP telecommunications equipment manufacturers of the hardware comprising the customer's network infrastructure;

  .  the build-up of the customer's network infrastructure; and

  . the timely release of new versions of products comprising the customer's network infrastructure by the vendors of those products.

   Delays in product approval may decrease our revenues and could seriously harm our business and results of operations.

We may need additional capital to finance our operations in the future and may not be able to obtain additional capital.

   We intend to continue to enhance our products, develop new product offerings and expand our customer base in order to maintain our competitive position. If our cash flow from operations is not sufficient to meet our capital expenditure and working capital requirements, we will need to raise additional capital from other sources, such as the issuance of additional equity. If we issue additional equity, investors could experience dilution. If we are unable to raise additional capital through the issuance of equity or otherwise, we cannot assure you that any third party will be willing or able to provide additional capital on favorable terms. If we are unable to obtain additional capital, we may be required to reduce the scope of our business or our anticipated growth, which would reduce our revenues.

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

   Competition in our industry is intense and we expect competition to increase. We compete primarily with young, emerging billing companies such as Portal Software Inc. and Belle Systems. We also compete with telecommunications equipment companies such as Clarent Corporation, which offers an internally developed billing and customer care software that is integrated into their hardware. Finally, we believe that the more established traditional billing and customer care companies, such as Amdocs Ltd. (which recently acquired Solect Technology Group Inc.) and Saville Systems plc (acquired by ADC Telecommunications Inc.), are beginning to offer billing and customer care software for Voice over IP.

   Some of our competitors have greater financial, technical, sales, marketing and other resources, and greater name recognition than do we. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressures will not harm our financial results.

If we are unable to manage future expansion, if any, we may experience a significant strain on our financial resources and personnel.

   Since inception, we have rapidly and substantially increased the scope of our operations and the number of employees domestically and internationally. On March 31, 2000, we had 139 employees, compared to a total of 97 employees on March 31, 1999. We expect to continue to hire new employees at a rapid pace. This expansion has placed, and the anticipated growth of our future operations will place, a significant strain on our internal training capabilities, our management systems and our operational, administrative and financial resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures in order to continue to expand and manage our workforce. We cannot assure you that we have made adequate provisions for the costs and risks associated with our growth; that our systems, procedures or controls will be adequate to support our operations as they continue to grow; or that we will be able to market and sell our services successfully as our operations evolve. If we are unable to successfully manage our future expansion, our business will suffer.

We may seek to expand our business through acquisitions that could result in diversion of resources and extra expenses, which could disrupt our business and harm our financial condition.

   Although we have not done so in the past, we may in the future pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management's attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, re-sellers and marketing allies. Future acquisitions could result in:

  .  potentially dilutive issuances of equity securities;

  .  the incurrence of debt and contingent liabilities;

  .  amortization of goodwill and other tangibles;

  .  research and development write-offs; and

  .  other acquisition-related expenses.

Acquired businesses or joint ventures may not be successfully integrated with our operations or with our technology. If any acquisition or joint venture were to occur, we may not receive the intended benefits of the acquisition or joint venture. In addition, we have no experience with respect to negotiating an acquisition and operating an acquired business. If future acquisitions disrupt our operations, our business may suffer.

If we are unable to adequately protect our intellectual property or become subject to a claim of infringement, our business may be materially adversely affected.

   Our success and ability to compete depend substantially upon our internally developed technology. Any misappropriation of our technology could seriously harm our business. In order to protect our technology and products, we rely on a combination of trade secret and trademark law. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our software or technology or to develop software with the same functionality. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent misappropriation, particularly in foreign countries where the laws may not protect our intellectual property rights as fully as in the United States.

   Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the Voice over IP industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or court order that could prevent us from selling our software. Any of these events could seriously harm our business.

   If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms or on any terms. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other right or to develop non-infringing technology could prevent us from selling our software and could therefore seriously harm our business.

Some members of our board of directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner adverse to us.

   Mr. Mohan, a member of our board of directors, is a general partner of Summit Partners and a director of Martin and Associates, a company partially owned by Summit Partners. Martin and Associates is a provider of billing and customer care software for local telephony providers, and might compete with us in the future. In addition, Mr. Rosen, who is also a member of our board of directors, is a corporate executive of ADC-Teledata, a subsidiary of ADC Telecommunications Inc. that acquired Saville Systems plc, one of our competitors. Mr. Mohan and Mr. Rosen, as directors of our company, will have fiduciary duties, including duties of loyalty, to our company but may also have conflicts of interest with respect to matters potentially involving or affecting us, such as acquisitions or other corporate opportunities that may be suitable for both us and Summit Partners or ADC-Teledata, as the case may be. Although we believe that these directors will be able to fulfil their fiduciary duties to our shareholders despite their involvement with Summit Partners and ADC-Teledata, there could be potential conflicts of interest when these directors are faced with decisions that could have different implications for our company and either Summit Partners or ADC-Teledata. These conflicts could be resolved in a manner adverse to us which could harm our business. For more information relating to how we handle conflicts of interest, see "Management-- Approval of Specified Related Party Transactions under Israeli Law."

Because a substantial majority of our revenues are generated outside of Israel, our results of operations could suffer if we are unable to manage international operations effectively.

   During 1999, 77.4% of our revenues were generated outside of Israel and during the three months ended March 31, 2000, 87.6% of our revenues were generated outside of Israel. Our sales outside of Israel are made in more than 20 countries. We currently have sales offices located in New Jersey, United States and in Beijing, China, and plan to establish additional facilities in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including

  .  staffing and managing foreign operations;

  .  increased risk of collection;

  .  potentially adverse tax consequences;

  . the burden of compliance with a wide variety of foreign laws and regulations;

  .  burdens that may be imposed by tariffs and other trade barriers; and

  .  political and economic instability.

Our business may be negatively affected by exchange rate fluctuations.

   Although most of our revenues are denominated in U.S. Dollars and Euros, approximately 60% of our expenses are incurred in New Israeli Shekels, or NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, devaluation in the Euro or local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations. The imposition of price or exchange controls or other restrictions on the conversion of foreign currencies could affect our ability to collect payments, which in turn, could have a material adverse effect on our results of operations and financial condition.

Breaches in the security of the data collected by our systems could adversely affect our reputation and hurt our business.

   Customers rely on third-party security features to protect due privacy and integrity of customer data. Our products may be vulnerable to breaches in security due to failures in the security mechanisms, the operating system, the hardware platform or the networks linked to the platform. MIND-iPhonEX, which provides web access to information, presents additional security issues for our customers. Security vulnerabilities could jeopardize the security of information stored in and transmitted through the computer systems of our customers. A party that is able to circumvent our security mechanisms could misappropriate proprietary information or cause interruptions in the operations of our customers. Security breaches could damage our reputation and product acceptance would be significantly harmed, which would cause our business to suffer.

Risks Relating to the Offering

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

   The initial public offering price was determined through negotiations between the underwriters and us and may not be indicative of market prices that will prevail after the offering. Therefore, you may be unable to sell your shares for more than you paid for them. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

  . fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

  . shortfalls in our operating results from the levels forecast by securities analysts;

  .  public announcements concerning us or our competitors;

  .  changes in pricing policies by us or our competitors;

  .  market conditions in our industry; and

  . the general state of the securities market (particularly the technology sector).

   We have no control over any of these matters and any of them may adversely affect our business internationally. In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular has been subjected to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

An active trading market for our ordinary shares may not develop or be sustained after the offering, and it may be difficult for you to sell your shares.

   Before the offering, our ordinary shares did not trade in the public market. We cannot be certain that an active and liquid trading market for our ordinary shares will develop or be sustained after the offering. If a desirable trading market does not develop, it may be difficult for you to sell your shares.

Substantial sales of our ordinary shares could adversely affect our share price.

   Sales of a substantial number of ordinary shares after the offering could adversely affect the market price of our ordinary shares by introducing a large number of sellers to the market. Given the likely volatility that will exist for our ordinary shares, such sales could cause the market price of the ordinary shares to decline.

   After this offering, we will have outstanding 20,116,220 ordinary shares. All of the ordinary shares to be sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining outstanding ordinary shares, representing approximately 85.1% of the outstanding ordinary shares upon completion of this offering (83.2% if the underwriters' over-allotment option is exercised in full) and all ordinary shares issued upon exercise of options, will be "restricted securities" under the Securities Act subject to restrictions on the timing, manner and volume of sales of such shares. Our directors, executive officers, key employees and our current shareholders have agreed, for a period of 180 days after the date of this prospectus and some of the participants in our directed share program will be required to agree as a condition to participation in the program, for a period of up to 90 days after the date of this prospectus, that they will not, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer to sell, sell or otherwise dispose of any ordinary shares or securities convertible into or exchangeable for ordinary shares, except for:

  .  the exercise of stock options existing on the date of this offering;

  . transfers to their associates (as defined in the Exchange Act) who agree to the lock-up; and

  .  pledges if the pledgees agree to the lock-up.

   We have also agreed to an equivalent lock-up, except that we may issue shares, warrants or options in consideration of acquisitions if the recipient agrees to comply with the lock-up.

   Holders of 16,524,220 ordinary shares have the right to require us to register their shares on two occasions, and have incidental registration rights with respect to those ordinary shares. In addition, as of May 31, 2000 there were outstanding options to purchase a total of 747,820 ordinary shares and we were authorized to grant options to purchase 358,180 additional ordinary shares. We intend to file a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options and any applicable lock-up agreements.

After this offering, our current shareholders will continue to be able to control the outcome of matters requiring shareholder approval.

   After this offering, our current shareholders will beneficially own an aggregate of 17,116,220 ordinary shares representing approximately 85.1% of the ordinary shares then outstanding. Therefore, they will be able to control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. This concentration of ownership may adversely affect our share price.

Our management will have broad discretion with respect to the use of the proceeds of this offering, and may not apply the proceeds to uses that will benefit shareholders.

   There is a significant amount of unallocated proceeds and our management will have broad discretion in determining how to allocate the proceeds from this offering. We intend to use a significant portion of the net proceeds from the offering to expand sales and marketing of our products worldwide, to enhance our product development, for potential acquisitions and for working capital and general corporate purposes. There is no specific allocation for a substantial portion of these net proceeds and our management retains the right to utilize the proceeds as it determines. There can be no assurance that management will be able to use the proceeds effectively to continue the growth of our business.

Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may harm our results of operations.

   We were organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Consequently, our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed. Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. We cannot predict whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. This boycott and policies may seriously harm our operating results or the expansion of our business.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

   We receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. These tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The termination or reduction of these tax benefits could seriously harm our business, financial condition and results of operations. For more information about Approved Enterprises, see "Taxation and Government Programs--Law for Encouragement of Capital Investments, 1959," and Note 7 to our financial statements.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

   We have received grants in the past from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Approval is not required for the export of any products resulting from the funded technology.

Our results of operations may be negatively affected by the obligation of some of our key personnel to perform military service.

   Some of our executive officers and employees in Israel, including the Chief Financial Officer, are obligated to perform up to 36 days of military reserve duty annually. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption in our operations would harm our business.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts in this prospectus or to assert U.S. securities laws claims in Israel or serve process on substantially all of our officers and directors and these experts.

   We are incorporated in the State of Israel. Substantially all of our executive officers and directors and the Israeli experts in this prospectus are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States. For more information regarding enforceability of civil liabilities against us, our executive officers and directors and the Israeli experts named in this prospectus, see "Enforceability of Civil Liabilities."

Provisions of Israeli law and our articles of association may delay, prevent or make difficult a change of control and therefore depress the price of our stock.

   Some of the provisions of our articles of association and Israeli law could, together or separately:

  .  discourage potential acquisition proposals;

  .  delay or prevent a change in control; and

  . limit the price that investors might be willing to pay in the future for our ordinary shares.

   In particular, our articles of association provide that our board of directors will be divided into three classes which serve staggered three year terms. In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See "Description of Ordinary Shares--Mergers and Acquisitions under Israeli Law." Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Finally, the terms of the grants we received in the past from the Office of the Chief Scientist require prior approval of the acquisition of any shares by a non-Israeli acquirer or the acquisition of 25% of our shares by an Israeli acquirer, excluding the shares listed on Nasdaq.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that address, among other things, our strategy; the anticipated development of our products; our development of additional revenue sources; the market acceptance of our services; and our technological advancement. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in this prospectus generally, including the section of this prospectus entitled "Business--Our Marketing Opportunity" which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

   In addition, statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

   We estimate that the net proceeds we will receive from the sale of our ordinary shares will be approximately $26.3 million, after deducting the underwriting discount and the estimated offering expenses. We intend to use approximately $9.0 million of the net proceeds of this offering to continue to increase our sales and marketing capabilities, including to open and acquire sales and marketing centers in additional markets worldwide, and approximately $7.0 million for research and development relating to new products. We expect to invest $6.4 million over a period of two to three years in connection with increasing the size of our facilities pursuant to an Approved Enterprise program under Israeli law. We expect to use approximately $1.5 million of the net proceeds of this offering to purchase property, plant and equipment pursuant to the Approved Enterprise program over the next 12 months. We expect that the balance of the required investment in the Approved Enterprise program will be financed by any proceeds of the offering remaining after this twelve-month period, cash on our balance sheet and our cash flow from operations. We will use the rest of the proceeds for working capital to support the growth of our business and for other general corporate purposes, including potential acquisitions. We currently have no agreements or understandings with respect to any potential acquisition and no specific plan for the use of the rest of these proceeds.

   Pending our use of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing instruments or bank deposits in Israel or outside of Israel.

                                DIVIDEND POLICY

   In 1998, we paid a dividend of approximately $266,000, and in 1999 we paid a dividend in the amount of approximately $393,000. In the first quarter of 2000, we declared a dividend of $2,013,000 to shareholders of record on March 30, 2000, which was paid in the second quarter of 2000. We do not expect to make dividend payments on our ordinary shares in the foreseeable future and currently intend to retain all future earnings to finance our operations and to expand our business. In addition, we received certain benefits as an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959. Payment of cash dividends may subject that portion of our income derived from the Approved Enterprise to Israeli taxes to which such income would not otherwise be subject.

   Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares that were purchased by non-residents of Israel with certain non-Israeli currencies, including U.S. dollars, may be freely repatriated in such non-Israeli currencies at the rate of exchange prevailing at the time of the conversion provided that Israeli income tax has been paid on, or withheld from, such payments.

                                 CAPITALIZATION

   The following table sets forth our capitalization at March 31, 2000:

  .  on an actual basis;

  . on a pro forma basis to give effect to the conversion of all our Series A and Series B preferred shares at a conversion rate of 20 ordinary shares for each Series A and Series B preferred share, which will take place immediately prior to this offering;

  . on a pro forma as adjusted basis to give additional effect to the sale by us of 3,000,000 ordinary shares in this offering at an initial public offering price of $10.00 per share and the receipt by us of the estimated net proceeds of the offering, after deducting the underwriting discount and estimated offering expenses payable by us.

                                                     As of March 31, 2000
                                                  -----------------------------
                                                             Pro     Pro Forma
                                                  Actual    Forma   As Adjusted
                                                  -------  -------  -----------
                                                        (in thousands)
Cash and cash equivalents........................ $16,473  $16,473    $42,773
                                                  =======  =======    =======
Mandatorily redeemable convertible preferred
 shares:
  Series A preferred shares: authorized:
   2,222,220 issued and outstanding: actual -
    111,111 shares; pro forma and pro forma as
   adjusted - none............................... $17,778  $   --     $   --
  Series B preferred shares: authorized: 555,560,
   issued and outstanding: actual - 27,778
   shares; pro forma and pro forma as adjusted -
    none.........................................   3,000      --         --
                                                  -------
                                                   20,778      --         --
                                                  -------
Shareholders' equity (capital deficiency):
 Ordinary shares, NIS 0.01 par value per share:
  authorized - 85,222,220 shares; issued and
   outstanding: actual -
  14,336,440 shares; pro forma - 17,114,220
   shares; pro forma as
  adjusted - 20,114,220 shares...................      36       43         50
 Additional paid-in capital......................   1,364   22,135     48,428
 Deferred compensation...........................    (880)    (880)      (880)
 Accumulated deficit.............................  (6,426)  (6,426)    (6,426)
                                                  -------  -------    -------
  Total shareholders' equity (capital
   deficiency)...................................  (5,906)  14,872     41,172
                                                  -------  -------    -------
  Total capitalization........................... $14,872  $14,872    $41,172
                                                  =======  =======    =======

   The preceding table excludes from the number of ordinary shares to be outstanding after this offering 1,108,000 shares. 680,820 of the excluded shares are issuable upon the exercise of options outstanding at March 31, 2000, and 427,180 of the excluded shares reserved for issuance at March 31, 2000 under our option plans. Subsequent to March 31, 2000, 2,000 shares were issued upon exercise of existing options.

                                    DILUTION

   Our pro forma consolidated net tangible book value as of March 31, 2000 was approximately $14.9 million, or $0.87 per ordinary share. Pro forma consolidated net tangible book value per share represents the total amount of our consolidated tangible assets reduced by the amount of our consolidated liabilities and divided by the number of ordinary shares outstanding on a pro forma basis after giving effect to the conversion of all outstanding preferred shares into ordinary shares. After giving effect to this offering of our ordinary shares and receipt by us of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma consolidated net tangible book value at March 31, 2000 would have been approximately $41.2 million, or $2.05 per ordinary share. This represents an immediate increase in pro forma consolidated net tangible book value of $1.18 per ordinary share to existing shareholders and an immediate dilution of $7.95 per ordinary share to new investors purchasing ordinary shares in this offering.

   Dilution per share represents the difference between the price per share to be paid by new investors and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

   Initial public offering price per share.......................        $10.00
     Pro forma consolidated net tangible book value per share
      before this offering.......................................  $0.87
     Increase in pro forma consolidated net tangible value per
      share attributable to new investors........................   1.18
                                                                   -----
   Pro forma consolidated net tangible book value per share after
    this offering................................................          2.05
                                                                         ------
   Dilution per share to new investors...........................        $ 7.95
                                                                         ======

   The following table sets forth the differences between the total consideration paid and the average price per share paid by existing shareholders and by new investors purchasing ordinary shares in this offering:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing shareholders..  17,116,220   85.1% $15,442,000   34.0%     $0.90
   New investors..........   3,000,000   14.9   30,000,000   66.0      10.00
                            ----------  -----  -----------  -----
     Total................  20,116,220  100.0% $45,442,000  100.0%
                            ==========  =====  ===========  =====

   The foregoing table does not reflect 680,820 ordinary shares issuable upon exercise of options outstanding at March 31, 2000 under our share option plans and 427,180 additional ordinary shares reserved for issuance under these plans at March 31, 2000. To the extent outstanding options are exercised, there will be further dilution to new investors.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   We have derived the selected consolidated statement of operations data presented below for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 from our audited consolidated financial statements and notes included in this prospectus. We have derived the selected consolidated statement of operations data presented below for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 from our audited consolidated financial statements that are not included in this prospectus. The selected financial data for the three month period ended March 31, 1999 and 2000 have not been audited and in the opinion of management reflect and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such results. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. You should read the selected financial data together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included elsewhere in this prospectus.

                          Period From
                            April 6,                                 Three Months
                          (Inception)                                   Ended
                            through     Years Ended December 31,      March 31,
                          December 31, ---------------------------- --------------
                              1995      1996    1997   1998   1999   1999   2000
                          ------------ ------  ------ ------ ------ ------ -------
                           (In thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues:
 Sales of licenses......      $ 315     $ 584  $1,500 $3,385 $6,791 $1,287 $ 2,642
 Services...............         55       316     491    685  1,405    298     529
                             ------    ------  ------ ------ ------ ------ -------
Total revenues..........        370       900   1,991  4,070  8,196  1,585   3,171
Cost of revenues........        207       253     432    631  1,318    288     423
                             ------    ------  ------ ------ ------ ------ -------
Gross profit............        163       647   1,559  3,439  6,878  1,297   2,748
Research and
 development, expenses,
 net....................         25       111     397  1,049  1,918    417     894
Selling, general and
 administrative
 expenses:
 Selling expenses.......         37       225     430  1,055  2,110    429     809
 General and
  administrative
  expenses..............         77       247     352    591  1,000    219     363
Non-cash compensation...          7         2       1      1     26    --       78
                             ------    ------  ------ ------ ------ ------ -------
Operating income........         17        62     379    743  1,824    232     604
Financial and other
 income (expenses),
 net....................         (2)      (20)     77     99    137     15      21
                             ------    ------  ------ ------ ------ ------ -------
Income before taxes on
 income.................         15        42     456    842  1,961    247     625
Taxes on income.........          4        12     114    201    447     58     144
                             ------    ------  ------ ------ ------ ------ -------
Net income..............         11        30     342    641  1,514    189     481
Accretion of mandatorily
 redeemable A preferred
 shares to mandatory
 redemption value.......        --        --      --     --     --     --   (6,672)
                             ------    ------  ------ ------ ------ ------ -------
Net income (loss)
 applicable to ordinary
 shares.................     $   11    $   30  $  342 $  641 $1,514 $  189 $(6,191)
                             ======    ======  ====== ====== ====== ====== =======
Earnings (loss) for
 ordinary share:
 Basic..................     $ 0.00    $ 0.00  $ 0.03 $ 0.05 $ 0.10 $ 0.01 $ (0.42)
                             ======    ======  ====== ====== ====== ====== =======
 Diluted................     $ 0.00    $ 0.00  $ 0.03 $ 0.05 $ 0.10 $ 0.01 $ (0.42)
                             ======    ======  ====== ====== ====== ====== =======
Pro forma loss per
 ordinary share:
 Basic..................                                                   $ (0.42)
                                                                           =======
 Diluted................                                                   $ (0.42)
                                                                           =======
Weighted average number
 of ordinary shares used
 in computation of
 earnings (loss) per
 ordinary share:
 Basic..................     10,390    10,390  11,163 12,246 14,667 13,928  14,892
                             ======    ======  ====== ====== ====== ====== =======
 Diluted................     10,390    10,426  11,200 12,283 14,984 14,115  14,892
                             ======    ======  ====== ====== ====== ====== =======
Dividends per ordinary
 share..................     $  --     $  --   $ 0.02 $ 0.01 $ 0.03 $  --  $  0.14
                             ======    ======  ====== ====== ====== ====== =======

                                                                        As of
                                           As of December 31,         March 31,
                                     -------------------------------- ---------
                                     1995  1996   1997   1998   1999    2000
                                     ----  ----  ------ ------ ------ ---------
                                             (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents..........  $  4  $  1  $   39 $  803 $2,646  $16,473
Working capital....................   (61)  (67)    974  1,181  4,415   14,061
Total assets.......................   217   690   2,087  3,217  7,493   20,663
Mandatorily redeemable convertible
 preferred shares..................   --    --      --     --     --    20,778
Total shareholders' equity (capital
 deficiency).......................    68    98   1,257  1,760  5,220   (5,906)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion and analysis is based on and should be read in conjunction with our financial statements, including the related notes, and other financial information included in this prospectus.

Overview

   We develop, manufacture and market real-time billing and customer care software for Voice over IP service providers. Our billing and customer care software product, known as MIND-iPhonEX, enables providers of Voice over IP to meet complex, mission-critical needs, such as authentication, authorization, accounting and reporting. Our software is also used by service providers to collect the data needed to initiate service and manage customer accounts. We also provide professional services, primarily to our billing and customer care customers, consisting of customization, installation, customer support, training and maintenance services and project management, which is advice to our customers regarding the deployment of billing and customer care software over their IP networks. In addition, we provide a software product to enterprises, known as PhonEX, which is a call management system used by organizations for call accounting, traffic analysis and fraud detection.

   We were incorporated in Israel in 1995 and started providing our enterprise software product to large organizations in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We generate revenues from the sales of licenses for our billing and customer care and enterprise software, and from fees for professional services. In 1999, 82.9% of our revenues were derived from license fees and 17.1% were derived from professional services. Of the total license fees in 1999, 43.1% were derived from providing our billing and customer care software and 56.9% were derived from providing our enterprise software. For the three months ended March 31, 2000, 83.3% of our revenues were derived from license fees and 16.7% were derived from professional services. Of the total license fees for the three months ended March 31, 2000, 75.5% were derived from providing our billing and customer care software and 24.5% were derived from providing our enterprise software. In the future, we expect sales of licenses for our billing and customer care software to remain the primary source of our revenues. We also expect sales of professional services to increase as a percentage of total revenues. We do not experience any significant seasonality in our revenues.

   Sales to a single distributor of our enterprise software represented 32.3% of our revenues in 1998 and 19.2% of our revenues in 1999. Recently, we have changed our strategy to focus our business on our billing and customer care software. In 1999, 33.8% of our revenues were derived from our 10 largest customers, excluding the single distributor. We expect to continue to derive substantial revenues from a small number of changing customers. None of these customers, however, is expected to represent more than 10% of our annual revenues.

   The currency of the primary economic environment in which we operate is the U.S. dollar. Most of our revenues are derived from sales outside Israel which are denominated primarily in U.S. dollars. To the extent that our revenues are derived in NIS, contract amounts are stated in dollars and paid in NIS linked to changes in the exchange rate of the U.S. dollar to the NIS. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

  . for transactions, exchange rates at the transaction dates or average rates; and

  . for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories or similar items), historical exchange rates.

   The resulting currency transaction gains or losses are reported as financial income or expenses as appropriate.

   Our financial statements are prepared in accordance with generally accepted accounting principles in the United States.

   Revenues. Our revenues from licenses are recognized on the basis set forth in Statement of Position 97-2 (SOP 97-2) of the American Institute of Certified Public Accountants. Our revenues from licenses are recognized when delivery has occurred, persuasive evidence of an agreement exists, the sales price is fixed or determinable and collectibility is probable. Customization of our products, if any, is performed before delivery occurs. In cases where we install our software products, the revenue recognition is deferred until the installation is completed. We do not grant a right of return of products sold to customers, distributors and resellers. Revenues from providing professional services are priced on a fixed price basis and recognized ratably over the period of the agreement, or as services are performed.

   We are paid a one-time license fee by our customers for the right to use our billing and customer care or our enterprise call management software products, and additional fees to expand the scale of the network supported by our software. We price our licenses for our billing and customer care software based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. Licenses for our enterprise software are priced based on the number of extensions in the customer's switchboard, as well as the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services, we quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid annually.

   We provide a revenue breakdown for our customer care and billing Voice over IP software and our enterprise call management software. These products are sold to different customers and serve different markets. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.

   Cost of Revenues. The cost of revenues relating to providing our billing and customer care and enterprise software consists primarily of direct labor costs and overhead expenses related to software installation. Cost of revenues also include software license fees to Oracle, materials, documentation, packaging and shipping costs. Our cost of professional services revenues consists primarily of direct labor costs and travel expenses. Our revenues from the sale of our licenses have a higher gross margin than that from providing our professional services. We incur variable direct labor costs when we provide professional services. There are no comparable variable labor costs incurred when we license our software.

   Research and Development Expenses, net. Our research and development expenses consist primarily of compensation and overhead costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during that period, no software development costs have been capitalized.

   Grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for development of approved projects are recognized as a reduction of expense as the related cost is incurred. We have in the past used these grants and repaid them. However, we currently do not use nor do we intend to use a material amount of grants from the Office of the Chief Scientist in the future. We expect to continue to make substantial investments in research and development.

   Selling Expenses. Our selling expenses consist primarily of compensation, overhead and related costs for sales and marketing personnel, the operation of international sales offices, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show expenses and exhibition expenses.

   General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related expenses for executives, accounting and human resources personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

   Non-Cash Compensation. Amortization of stock-based compensation results from the granting of options to employees with exercise prices per share determined to be below the fair market value per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized over the vesting period of the individual options.

   Financial and Other Income, net. Our financial and other income, net consists primarily of interest earned on bank deposits, gains on trading securities, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars, net of financing costs and bank charges in real terms as well as the devaluation of monetary assets and monetary liabilities.

   Conversion and Redemption Feature of Preferred Shares. An amount of $5,778,000 in connection with the issuance of the Series A preferred shares and $1,445,000 in connection with the issuance of the Series B preferred shares, in each case representing a beneficial conversion feature, will be amortized against retained earnings (accumulated deficit) over a period that commenced upon issuance of the preferred shares on March 30, 2000, and ending upon the earlier of 12 months from the date of issuance or the date of an initial public offering. The amount of amortization in the three month period ended March 31, 2000 was nominal and was not recorded. These amounts were calculated as the difference between the per share conversion price and the deemed fair value of an ordinary share, which was estimated by us at $8.00 per ordinary share at the issuance date, multiplied by the applicable number of equivalent ordinary shares.

   We, our existing shareholders and the investors in the Series A and Series B preferred shares entered into a redemption agreement on March 30, 2000, concurrently with the purchase of the preferred shares. The redemption agreement provides that, if a liquidity event has not occurred by March 30, 2005, the holders of the preferred shares will be entitled to cause a sale of our company or redemption of the preferred shares at an amount equal to the higher of (a) fair market value of the preferred shares or (b) the amount as determined in the case of a liquidity event. However, any amount paid in redemption of the Series B preferred shares is payable only to the extent of profit of the Company. As of March 31, 2000, we have an accumulated deficit. Liquidity events include a number of transactions including those resulting in a change of control of our company or a sale by us of most of our assets and an initial public offering.

   As a result of the redemption provisions, the Series A preferred shares are classified outside of permanent shareholders' equity at March 31, 2000 at their estimated fair value of $17,778,000. In addition, we recognized a charge to accumulated deficit, which was accreted for the three months ended March 31, 2000 in an amount of $6,672,000. This amount reflects the difference between the redemption value of the Series A preferred shares and the net proceeds we have received for the issuance of those shares. The Series B preferred shares are also classified outside of permanent shareholders' equity at March 31, 2000 at their estimated fair value of $3,000,000 at March 31, 2000. An identical amount was recorded as reduction of additional paid-in capital representing the deemed purchase and cancellation of the ordinary shares which were exchanged for the Series B preferred shares. The Series B preferred shares will be increased by a charge to retained earnings (accumulated deficit) in the future to the extent that our company has net income, up to the redemption amounts as determined in the preceding paragraph.

   Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 36%. Our facilities, however, have been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the "alternative benefits scheme" (involving a waiver of investment grants). In the event of distribution of cash dividends from income that was tax exempt, we would have to pay 25% tax in respect of the amount distributed. As a result of dividends paid by us with respect to 1997, 1998, 1999 and the first quarter of 2000, we were subject to this tax with respect to the amount distributed. We do not expect to make dividend payments in the future. Our effective tax rate after 2005 will continue to be reduced depending upon future capital investments and approved enterprise certifications. These tax benefits may not be applied to reduce the tax rate for any income derived by our foreign subsidiaries. There is a proposal in Israel to replace the ten-year tax exemption available to "approved enterprises" with a 10% tax. For more information on the proposed Israeli tax reform, see the discussion in this prospectus under the heading "Taxation and Government Programs--Proposed Tax Reform."

Results of Operations

   The following discussion of our results of operations for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this prospectus:

                                                                    Three
                                                                   Months
                                               Years Ended       Ended March
                                              December 31,           31,
                                            -------------------  ------------
                                            1997   1998   1999   1999   2000
                                            -----  -----  -----  -----  -----
Revenues................................... 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of revenues...........................  21.7   15.5   16.1   18.2   13.3
                                            -----  -----  -----  -----  -----
Gross profit...............................  78.3   84.5   83.9   81.8   86.7
Research and development expenses, net.....  19.9   25.8   23.4   26.3   28.2
Selling, general and administrative
 expenses:
  Selling expenses.........................  21.7   25.9   25.7   27.1   25.5
  General and administrative expenses......  17.7   14.5   12.2   13.8   11.5
Non-cash compensation......................   0.0    0.0    0.3    --     2.5
                                            -----  -----  -----  -----  -----
Operating Income...........................  19.0   18.3   22.3   14.6   19.0
Financial and other income, net............   3.9    2.4    1.6    0.9    0.7
                                            -----  -----  -----  -----  -----
Income before Taxes on income..............  22.9   20.7   23.9   15.5   19.7
Taxes on income............................   5.7    4.9    5.4    3.6    4.5
                                            -----  -----  -----  -----  -----
Net Income.................................  17.2%  15.8%  18.5%  11.9%  15.2%
                                            =====  =====  =====  =====  =====

   The following table presents the geographic distribution of our sales.

                                                                    Three
                                                                   Months
                                               Years Ended       Ended March
                                              December 31,           31,
                                            -------------------  ------------
                                            1997   1998   1999   1999   2000
                                            -----  -----  -----  -----  -----
   United States and Canada................   4.2%  17.4%  25.2%  17.7%  36.6%
   Asia Pacific and other..................   0.8    2.9   10.9    3.8   29.2
   Europe..................................  42.8   57.4   41.3   57.2   21.8
   Israel..................................  52.2   22.3   22.6   21.3   12.4
                                            -----  -----  -----  -----  -----
     Total................................. 100.0% 100.0% 100.0% 100.0% 100.0%
                                            =====  =====  =====  =====  =====

   As shown in the above table, our sales in the United States and Asia Pacific increased over prior periods as a percentage of sales during the years ended December 31, 1998, and 1999 and the three months ended March 31, 2000, while sales of our products in Europe and in Israel decreased as a percentage of sales during those periods.

   Our revenues from sales in the United States and Asia Pacific, both in absolute dollars and as a percentage of revenues, increased because of the growth of the market for Voice over IP services in these areas. The percentage of our revenues from sales in Europe decreased because Voice over IP services are not universally offered in Europe. The percentage of our revenues from sales in Israel decreased because Voice over IP services are not yet offered in Israel.

Comparison of Three Months ended March 31, 1999 and 2000

   Revenues. Revenues increased from $1.6 million for the three months ended March 31, 1999 to $3.2 million for the three months ended March 31, 2000, an increase of $1.6 million, or 100.1%.

   This increase was primarily attributable to an increase of $1.4 million, or 105.3%, in license fees, comprised of an increase of $1.9 million, or 1,227.5%, relating to our billing and customer care software, partially offset by a decrease of $505,000, or 44.5%, relating to our enterprise software. Approximately 51% of the increase in revenues relating to our billing and customer care software was primarily attributable to an increase in the average product price with the balance attributable to an increase in the number of products sold. Our average product price increased primarily as a result of our sale of products that support larger networks. Revenues relating to our enterprise software decreased relative to the prior year as a result of a one-time large purchase by a distributor in 1999.

   The remainder of the increase in revenues of $231,000, or 77.5%, was related to an increase in revenues from professional services, primarily attributable to the increase in the sales of licenses for our billing and customer care software.

   Cost of Revenues. Cost of revenues increased from $288,000 for the three months ended March 31, 1999 to $423,000 for the three months ended March 31, 2000, an increase of $135,000, or 46.9%. This increase was due to higher costs associated with our increased revenues, as well as increased compensation to our employees. Gross profit as a percentage of revenues increased from 81.8% for the three months ended March 31, 1999 to 86.7% for the same period in 2000. This increase was due to the increase in our sales of licenses for our billing and customer care software as a percentage of our total revenues.

   Research and Development, net. Research and development expenses, net increased from $417,000 for the three months ended March 31, 1999 to $894,000 for the three months ended March 31, 2000, an increase of $477,000, or 114.4%. This increase was primarily attributable to an increase in personnel-related expenses resulting from increasing the number of our research and development employees during 1999 and the first quarter of 2000 associated with the development of our billing and customer care software, as well as increased compensation to our employees. Research and development expenses, net increased as a percentage of revenues from 26.3% for the three months ended March 31, 1999 to 28.2% for the same period ended March 31, 2000.

   Selling Expenses. Selling expenses increased from $429,000 for the three months ended March 31, 1999 to $809,000 for the same period ended March 31, 2000, an increase of $380,000, or 88.6%. This increase was primarily attributable to an increase of $188,000 in personnel and related expenses, an increase of $138,000 in public relations, advertising and other promotional expenses and an increase of $53,000 in expenses related to the expansion of our sales office in the United States and the opening of our marketing office in China. Selling expenses decreased as a percentage of revenues from 27.1% for the three months ended March 31, 1999 to 25.5% for the same period ended March 31, 2000. We expect that these expenses will increase in the future because of our marketing office that was opened in China during the first quarter of 2000, additional offices we expect to open internationally and an increase in personnel to support our sales growth.

   General and Administrative Expenses. General and administrative expenses increased from $219,000 for the three months ended March 31, 1999 to $363,000 for the same period ended March 31, 2000, an increase of $144,000, or 65.8%. This increase was primarily attributable to an increase of $73,000 in the provision for doubtful accounts and an increase of $61,000 in personnel expenses. General and administrative expenses as a percentage of revenues decreased from 13.8% for the three months ended March 31, 1999 to 11.5% for the same period ended March 31, 2000. We expect that these expenses will increase in the future as we expand our infrastructure as our sales increase.

   Taxes on Income. Taxes on income increased from $58,000 in the three months ended March 31, 1999 to $144,000 for the same period ended March 31, 2000. This represented an effective tax rate of 23.5% in the three months ended March 31, 1999 and 23.0% in the three months ended March 31, 2000. Through March 31, 2000, we distributed as a dividend to our shareholders all of our earnings from tax exempt income. Under

Israeli law, we are required to pay a 25% tax on the amounts distributed. Effective April 1, 2000, we have adopted a policy to retain our earnings to support our growth and do not expect to pay dividends for the foreseeable future. As a result, we expect our effective income tax rate to be significantly reduced as the substantial majority of our income is expected to be exempt from tax.

   Net Income. Net income increased from $189,000 for the three months ended March 31, 1999 to $481,000 for the same period ended March 31, 2000, an increase of $292,000, or 154.5%. Net income increased as a percentage of revenues from 11.9% for the three months ended March 31, 1999 to 15.2% for the same period ended March 31, 2000.

Comparison of Years Ended December 31, 1998 and 1999

   Revenues. Revenues increased from $4.1 million for the year ended December 31, 1998 to $8.2 million for the year ended December 31, 1999, an increase of $4.1 million, or 101.4%. This increase was primarily attributable to an increase of $3.4 million, or 100.6%, in license fees, comprised of an increase of $2.0 million, or 279.2%, relating to our billing and customer care software and an increase of $1.4 million, or 51.4%, relating to our enterprise software. Approximately 60% of the increase in revenues relating to our billing and customer care software was attributable to an increase in our average product price, with the balance attributable to an increase in the number of systems sold. Revenues relating to our enterprise software increased primarily due to sales to new customers in Israel.

   The remainder of the increase in revenues of $720,000, or 105.1%, was related to an increase in revenues from professional services, primarily attributable to the increase in the sales of billing and customer care software.

   Cost of Revenues. Cost of revenues increased from $631,000 for the year ended December 31, 1998 to $1.3 million for the year ended December 31, 1999, an increase of $687,000, or 108.9%. This increase was attributable to higher costs associated with our increased revenues. Gross profit as a percentage of revenues decreased moderately from 84.5% for the year ended December 31, 1998 to 83.9% for the year ended December 31, 1999.

   Research and Development, net. Research and development expenses, net increased from $1.0 million for the year ended December 31, 1998 to $1.9 million for the year ended December 31, 1999, an increase of $869,000, or 82.8%. This increase was primarily attributable to an increase in the number of research and development personnel whom we employed. Research and development expenses, net as a percentage of revenues decreased from 25.8% for the year ended December 31, 1998 to 23.4% for the year ended December 31, 1999.

   Selling Expenses. Selling expenses increased from $1.1 million for the year ended December 31, 1998 to $2.1 million for the year ended December 31, 1999, an increase of $1.0 million, or 100.0%. This increase was primarily attributable to an increase of $420,000 in personnel-related expenses resulting from increasing the number of our sales and marketing employees in 1999, an increase of $427,000 in promotional expenses and an increase of $209,000 because 1999 was the first full year of operation of our marketing office in the United States. This increase of our selling expenses was in response to current and expected growth in the market for our products. Selling expenses, as a percentage of revenues decreased from 25.9% for the year ended December 31, 1998 to 25.7% for the year ended December 31, 1999.

   General and Administrative Expenses. General and administrative expenses increased from $591,000 for the year ended December 31, 1998 to $1.0 million for the year ended December 31, 1999, an increase of $409,000 or 69.2%. This increase was primarily attributable to an increase of $261,000 in the provision for doubtful accounts, of $87,000 in occupancy costs and $61,000 in personnel expenses. General and administrative expenses as a percentage of revenues decreased from 14.5% for the year ended December 31, 1998 to 12.2% for the year ended December 31, 1999.

   Taxes on Income. Taxes on income increased from $201,000 for the year ended December 31, 1998 to $447,000 for the year ended December 31, 1999. This represented an effective tax rate of 23.9% for 1998 and 22.8% for 1999. The taxes paid resulted primarily from a 25% tax we are required to pay under Israeli law on dividends paid by us from tax exempt income.

   Net Income. Net income increased from $641,000 for the year ended December 31, 1998 to $1.5 million for the year ended December 31, 1999, an increase of $873,000, or 136.2%. Net income increased as a percentage of revenues from 15.8% for the year ended December 31, 1998 to 18.5% for the year ended December 31, 1999.

Comparison between Years Ended December 31, 1997 and 1998

   Revenues. Revenues increased from $2.0 million for the year ended December 31, 1997 to $4.1 million for the year ended December 31, 1998, an increase of $2.1 million, or 104.4%. This increase was primarily attributable to our increases of $1.9 million, or 125.7%, in license fees, comprised of an increase of $1.3 million, or 96.0%, relating to our enterprise software and an increase of $585,000, or 400.7% relating to our billing and customer care software. Revenues relating to our billing and customer care software increased primarily as a result of the market roll-out of our billing and customer care software. Revenues relating to our enterprise software increased primarily as a result of increased marketing efforts in Europe, which resulted in increased sales.

   The remainder of the increase of $194,000, or 39.5%, was related to an increase in our revenues from professional services.

   Cost of Revenues. Cost of revenues increased from $432,000 for the year ended December 31, 1997 to $631,000 for the year ended December 31, 1998, an increase of $199,000, or 46.1%. This increase was due to higher costs associated with our increased revenues. Gross profit as a percentage of revenues increased from 78.3% for 1997 to 84.5% for 1998. This increase was due to the increase in our sales of licenses for our enterprise software outside Israel, which generated higher margins.

   Research and Development, net. Research and development expenses, net increased from $397,000 for the year ended December 31, 1997 to $1.0 million for the year ended December 31, 1998, an increase of $652,000, or 164.2%. This increase was primarily attributable to an increase in personnel-related expenses resulting from increasing the number of our research and development employees in 1998 associated with the development of our billing and customer care software and the new releases of our enterprise software. Research and development expenses, net increased as a percentage of revenues from 19.9% for the year ended December 31, 1997 to 25.8% for the year ended December 31, 1998.

   Selling Expenses. Selling expenses increased from $430,000 for the year ended December 31, 1997 to $1.1 million for the year ended December 31, 1998, an increase of $625,000, or 145.3%. This increase was primarily attributable to an increase of $347,000 in personnel and related expenses, $146,000 of expenses related to the opening of a sales and support office in the United States and an increase of $132,000 in public relations, advertising and other promotional expenses. Selling expenses increased as a percentage of revenues from 21.7% for the year ended December 31, 1997 to 25.9% for the year ended December 31, 1998.

   General and Administrative Expenses. General and administrative expenses increased from $352,000 the year ended December 31, 1997 to $591,000 for the year ended December 31, 1998, an increase of $239,000, or 67.9%. This increase was primarily attributable to an increase of $128,000 in personnel expenses and of $111,000 in travel expenses. General and administrative expenses as a percentage of revenues decreased from 17.7% for the year ended December 31, 1997 to 14.5% for the year ended December 31, 1998.

   Taxes on Income. Taxes on income increased from $114,000 for the year ended December 31, 1997 to $201,000 for the year ended December 1998. This represented an effective tax rate of 25.0% for 1997 and

23.9% for 1998. The taxes paid resulted primarily from a 25% tax we were required to pay under Israeli law on dividends paid by us from tax exempt income.

   Net Income. Net income increased from $342,000 for the year ended December 31, 1997 to $641,000 for the year ended December 31, 1998, an increase of $299,000, or 87.4%. Net profit decreased as a percentage of revenues from 17.2% for the year ended December 31, 1997 to 15.8% for the year ended December 31, 1998.

Quarterly Results of Operations

   The following table presents consolidated statements of operations data for each of the nine fiscal quarters ended March 31, 2000. In management's opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

                                                        Three Months Ended
                          -------------------------------------------------------------------------------
                          Mar. 31 June 30, Sep. 30, Dec. 31, Mar. 31, June 30, Sep. 30, Dec. 31, Mar. 31,
                           1998     1998     1998     1998     1999     1999     1999     1999     2000
                          ------- -------- -------- -------- -------- -------- -------- -------- --------
                                                          (in thousands)
Consolidated Statement
 of Operations Data:
Revenues................   $580    $1,356    $968    $1,166   $1,585   $1,821   $2,035   $2,755  $ 3,171
Cost of revenues........    116       187     139       189      288      338      265      427      423
                           ----    ------    ----    ------   ------   ------   ------   ------  -------
Gross profit............    464     1,169     829       977    1,297    1,483    1,770    2,328    2,748
Research and development
 expenses, net..........    156       316     304       273      417      370      574      557      894
Selling, general and
 administrative
 expenses:
 Selling expenses.......    236       223     282       314      429      404      567      711      809
 General and
  administrative
  expenses..............    113       116     157       205      219      211      230      339      363
Non-cash compensation...      1       --      --        --       --       --        10       16       78
                           ----    ------    ----    ------   ------   ------   ------   ------  -------
Operating income
 (loss).................    (42)      514      86       185      232      498      389      705      604
Financial and other
 income (expenses),
 net....................     14        23      24        38       15       20       36       66       21
                           ----    ------    ----    ------   ------   ------   ------   ------  -------
Income (loss) before
 taxes on income........    (28)      537     110       223      247      518      425      771      625
Taxes on income.........    --        134      28        39       58      110      109      170      144
                           ----    ------    ----    ------   ------   ------   ------   ------  -------
Net income (loss).......    (28)      403      82       184      189      408      316      601      481
Accretion of mandatorily
 redeemable convertible
 A preferred shares to
 mandatory redemption
 value..................    --        --      --        --       --       --       --       --    (6,672)
                           ----    ------    ----    ------   ------   ------   ------   ------  -------
Net income (loss)
 applicable to ordinary
 shares.................   $(28)   $  403    $ 82    $  184   $  189   $  408   $  316   $  601  $(6,191)
                           ====    ======    ====    ======   ======   ======   ======   ======  =======

   We expect our operating results to fluctuate significantly in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

   Our quarterly results have in the past varied for different reasons. Sales increased significantly in the quarter ended June 30, 1998 because of the receipt of a large order for enterprise software from one of our distributors in Europe. General and administrative expenses in the quarter ended December 31, 1999 were higher because of an increase in our provision for doubtful accounts as a result of the growth of our business.


Liquidity and Capital Resources

   Since our inception, we have financed our operations mainly through cash generated by operations. We have supplemented this source by two rounds of financing in the form of the sale of equity securities. Our first round of financing in an amount of $1.0 million, closed in August 1997. A follow-on exercise of a warrant during the course of January 1999 yielded an additional $2.3 million. Our second round of financing, in an amount of $12.0 million, was completed in the first quarter of 2000. As of March 31, 2000 we had approximately $16.5 million in cash and cash equivalents. As of March 31, 2000, our working capital was $14.1 million.

   Our operating activities used cash in the amount of $579,000 in 1997 and provided cash in the amount of $1.5 million in 1998 and $1.0 million in 1999. Cash used in operating activities in 1997 was primarily attributable to an increase in trading securities in the amount of $752,000 as a result of investing the excess funds from operations and an increase in trade receivables in the amount of $519,000 as a result of the increase in our revenues, partially offset by our net income of $342,000 and an increase in trade and other payables. Cash provided by operating activities in 1998 was primarily attributable to our net income of $641,000 and non-cash expenses related to depreciation and amortization in the amount of $128,000 and a decrease in trading securities in the amount of $581,000 mainly as a result of the sale of a portion of these securities. Cash provided by operating activities in 1999 was primarily attributable to our net income of $1.5 million and non-cash expenses related to depreciation and amortization in the amount of $196,000, partially offset by an increase in trade receivables. Our operating activities provided cash in the amount of $1.4 million in the three months ended March 31, 2000 compared to $224,000 in the three months ended March 31, 1999. Cash provided by operating activities for the three months ended March 31, 2000 was primarily attributable to our net income of $481,000 and an increase in payables, as a result of the dividend declared in the quarter.

   We used cash for investing activities of $200,000 in 1997, $422,000 in 1998 and $1.1 million in 1999. Our principal investment activities were the purchase of property and equipment and the investment of cash in short term bank deposits. In the three months ended March 31, 2000, cash provided by investing activities was $473,000.

   For the year ended December 31, 1997, our financing activities provided $816,000 primarily attributable to proceeds in the amount of $1.0 million from the issuance of ordinary shares, partially offset by a dividend paid in the amount of $101,000. For the year ended December 31, 1998, our financing activities used approximately $338,000, primarily attributable to the payment of a dividend. Our financing activities provided $1.9 million in the year ended December 31, 1999 primarily attributable to the proceeds from the issuance of ordinary shares in the amount of $2.3 million, partially offset by a dividend paid in the amount of $393,000. Our financing activities provided $12.0 million in the three months ended March 31, 2000 from the issuance of preferred shares.

   During the years ended December 31, 1997, 1998 and 1999, the aggregate amount of our capital expenditures was $1.2 million, and our capital expenditures in the three months ended March 31, 2000 was $159,000. These expenditures were principally for the purchase of testing and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

   As of March 31, 2000, we do not have any outstanding loans or lines of credit.

   In 1998, a dividend in the amount of approximately $266,000 was paid. In 1999, a dividend in the amount of approximately $393,000 was declared and paid. In the first quarter of 2000, we declared a $2,013,000 dividend that was paid in the second quarter of 2000. We do not intend to make dividend payments in the future.

   We believe that the net proceeds of the offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months.

Disclosure Regarding Market Risk

   The dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset, on a lagging basis, or is not offset by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.

   In addition, a portion of our revenues is denominated in Euro derived from sales to customers in Europe. Devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. Further, a strengthening of these currencies versus other currencies could make our products less competitive in foreign markets and collection of receivables more difficult.

   The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

                                                              Israeli Inflation
   Years Ended          Israeli Inflation Israeli Devaluation   Adjusted for
   December 31,               Rate               Rate            Devaluation
   ------------         ----------------- ------------------- -----------------
   1995................        8.1%               3.9%               4.1%
   1996................       10.6                3.7                6.6
   1997................        7.0                8.8               (1.7)
   1998................        8.6               17.6               (7.7)
   1999................        1.3               (0.1)               1.4

   We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of the devaluation lags behind inflation in Israel.

   A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.

   Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

   We endeavor to limit our balance sheet exposure by attempting to maintain a similar level of assets and liabilities in any given currency, to the extent possible. However, this method of matching levels of assets and liabilities of the same currency is not always possible to achieve.

   The following table sets forth our consolidated balance sheet exposure as of March 31, 2000.

                                                                      Current
                                                                     Monetary
                                                                       Asset
                                                                   (Liability)--
   Currency                                                             net
   --------                                                        -------------
                                                                        (In
                                                                    thousands)
   NIS............................................................     $(70)
   Other non-dollar currencies....................................      421
                                                                       ----
                                                                       $351
                                                                       ====

   The balance sheet exposure as of March 31, 2000 is $351,000 in net assets. Our annual expenses in NIS are approximately $4.5 million. An increase of the NIS against the U.S. dollar by 1% may result in an increase in our operating expenses by approximately $45,000.

Recently Issued Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet at its fair value. FAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations. FAS No. 133 is effective for fiscal years beginning after June 15, 2000. We believe that the adoption of FAS No. 133 will not have a material effect on our financial statements.

                                    BUSINESS

Overview

   We develop, manufacture and market real-time billing and customer care software for Voice over IP service providers. Voice over IP, also known as Internet telephony, is the real-time transmission of voice communications over the public Internet and private networks based on Internet Protocol commonly known as IP. Internet Protocol is the process by which data is transmitted from one computer to another on the Internet. Our billing and customer care software, known as MIND-iPhonEX, enables providers of Voice over IP services to meet complex, mission-critical billing and customer care needs such as authentication, authorization, accounting and reporting. Our software is also used by service providers to collect the data needed to initiate service and manage customer accounts.

   MIND-iPhonEX is scalable, which means that it is easily adapted to changes in the size and configuration of a service provider's network. It operates on the IP telecommunications equipment of major manufacturers, such as Cisco Systems Inc. and Lucent Technologies Inc. We also provide professional services, primarily to our billing and customer care customers, consisting of customization, installation, customer support, training and maintenance services and project management which is advice to our customers regarding the deployment of billing and customer care software over their IP networks, consisting of consulting services relating to our customers' Voice over IP networks in order to deploy billing and customer care software. We have installed MIND-iPhonEX for a large base of customers worldwide, including:

  . Traditional telecommunications service providers that also offer Voice over IP telephony, such as Bell Atlantic Corp., Deutsche Telekom AG, China Ministry of Post and Telecommunication (China Telecom), China United Telecommunications Corp. (China Unicom), Singapore
     Telecommunications Ltd.;

  . Internet telephony service providers that primarily offer Voice over IP services and do not offer traditional telephone services, including, among others, iBasis/VIP Calling; and

  . Internet service providers that also provide Voice over IP services, such as SouthNet TeleComm Services, Inc.

   In addition to our billing and customer care software, we offer a call management system used by organizations for call accounting, traffic analysis and fraud detection. This enterprise software which we call PhonEX, has been installed in many locations throughout the world for customers including Credit Suisse First Boston, Deutsche Post and ST Microelectronics.

   We believe that as providers of Voice over IP and other IP-based services expand their offerings, they will increasingly need billing and customer care software that allows them to monitor and bill their customers based on type and content of the services provided. We have developed and have begun providing billing and customer care software to meet this need to track and account for a variety of IP-based services, including, cable television, Internet dial-up services, IP messaging and other similar services.

Our Market Opportunity

 Voice Over IP Industry Background

   Traditional telephone communications are transmitted through networks based on circuit switching technology that requires an open connection to be established and maintained between calling parties for the entire path and duration of a call. Voice over IP is transmitted through the public Internet and private networks based on Internet Protocol that were initially developed for transmitting data, such as e-mail. These networks do not require an open circuit for the entire path or duration of the transmission. In a network using IP technology, the data is divided into compressed packets that are sent to a final destination where they are reassembled back to their original order. In this type of network, multiple streams of information can travel through different paths in the network, allowing a more efficient use of the network. In recent years, the improvements in the technologies used in IP networks have led to an increase in the use of this type of network to transmit both voice and data over what are known as convergent networks. The Voice over IP market has emerged from these technological advances.

   Voice over IP offers a number of advantages to subscribers over traditional telephony. Providers of Voice over IP services can offer their subscribers enhanced voice and data communications services and applications, such as:

  . unified messaging services permitting single source retrieval of voice mail, e-mail and faxes through the Internet or by phone or any other Internet-capable devices;

  . personal computer-to-phone services allowing subscribers to place calls through a personal computer and speak to a party who uses a standard telephone; and

  . web-based services that allow a live voice connection from any web site to any regular telephone over the Internet while continuing to view the web-site.

   In addition, Voice over IP service providers typically enjoy lower capital costs because the infrastructure for networks based on Internet Protocol is less expensive than that for traditional telecommunications networks. To date, typically Voice over IP providers bypass the international settlement process, which represents a significant portion of international long distance tariffs. As a result, Voice over IP service providers are able to offer their customers lower rates for telephony services.

   The enhanced services and cost advantages offered by Voice over IP service providers are contributing to the rapid growth in demand for IP telephony services. This demand is being met by Internet service providers, who often have the necessary IP-based infrastructure in place, as well as Internet telephony service providers that primarily offer Voice over IP and do not offer traditional telephony services. In addition, traditional telecommunications service providers are increasingly offering Voice over IP services to remain competitive. International Data Corporation (IDC) estimated that as of mid-1999, there were 300 IP telephony service providers worldwide, and that more are entering the market every month. IDC estimated that total Voice over IP use is expected to increase from 2.7 billion minutes in 1999 to 135 billion minutes in 2004, representing a compound annual growth rate of 119%. Revenues derived from providing Voice over IP services are expected to increase from $480 million in 1999 to $19 billion in 2004, representing a compound annual growth rate of 109%. IDC estimates that in 2004, half of the total Voice over IP revenues will be generated from enhanced services such as unified messaging, personal computer-to-phone services and web-based services that allow a live connection to a regular telephone while viewing a website. According to Frost and Sullivan, the worldwide market for gateway equipment that allows interconnection between IP-based and traditional telephone networks was $279.2 million in 1998 and is estimated to grow to approximately $9.2 billion in 2004. We believe that the expected growth in the Voice over IP market indicated by this estimated increase in sales of gateway equipment will lead to an increased demand for billing and customer care software that enables providers of Voice over IP services to bill their subscribers for the services used.

 Billing and Customer Care Industry

   Billing and customer care software is among the key components of any telephony service provider's systems because they enable the service provider to track and bill for usage, manage revenues and customer relations and devise marketing programs and rate plans. In today's intensely competitive telecommunications market, sophisticated billing and customer care software can provide a competitive advantage as service providers attempt to differentiate themselves by providing superior features, like cross-discounting and a single bill for multiple services. As service providers broaden their service offerings to include Voice over IP, the demand for more sophisticated billing and customer care software suitable for these services is growing. We believe that as providers of IP-based services continue to expand their service offerings, they will increasingly need products that allow them to monitor and bill their subscribers based on the type and content of services provided. As a result, we believe that this trend will increase the demand for sophisticated billing and customer care products for what is known as convergent billing.

   Many existing billing and customer care software products do not meet the demands of the increasingly competitive and dynamic environment of Voice over IP and other IP-based services. Traditional billing systems are typically designed to support a particular type of service provider--for instance, either wireline or wireless--and a specific size of network. As a result, these billing systems require time and expense to accommodate a growing subscriber base or new products and features. Traditional billing systems are also generally unable to efficiently support multiple services or convergent networks. In addition, traditional billing systems are typically limited to periodic or "batch-oriented" processing, and cannot provide the real-time processing typically required by providers of IP-based services.

   Providers of Voice over IP and other IP-based services typically require billing and customer care products that can handle authentication, authorization and accounting needs in real-time in order to determine the types of services to which the subscriber is entitled, as well as any applicable limits to the availability of the services. This real-time functionality is particularly important for pre-paid billing plans, which currently constitute a substantial portion of the Voice over IP billing plans. In addition, billing and customer care software products are required to be interoperable with the IP telecommunications equipment of major manufacturers in order to accommodate IP network infrastructures that are composed of equipment of multiple vendors. Finally, billing and customer care software products need to be capable of being easily adaptable to changes in the size and configuration of a Voice over IP provider's system, or scalable, to enable rapid growth in subscriber base, and to permit easy adaptation to emerging products and services.

Our Solution

   We develop, market and support real-time, scalable billing and customer care software for providers of Voice over IP that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. We have installed MIND-iPhonEX for a large base of customers, with over 100 installations worldwide. Our billing and customer care software provides our customers with the following benefits:

  . Real-Time Solution. Voice over IP providers require a call handling system that enables caller authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that MIND-iPhonEX is one of the few billing and customer care products designed for Voice over IP that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support multiple time zones and multi-currency billing.

  . Scalability. MIND-iPhonEX is designed to be easily adapted to changes in the size and configuration of a service provider's network. Our products can permit the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. This scalability of our software is important since many Voice over IP providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users. Our software was upgraded to five million in November 1999, and 20 million users in June 2000. Increases in the potential number of users have been, and future increases will be, accomplished without the need to modify or replace our installed software.

  . Interoperability. Currently, there are no industry-accepted standards for the interface between IP telecommunications equipment and Voice over IP billing products. Our Voice over IP billing systems are fully interoperable with the IP telecommunications equipment of most of the leading manufacturers including Cisco, Lucent, Netspeak and VocalTec. This interoperability provides us with a competitive advantage, as it enables our customers to use networks composed of equipment manufactured by multiple vendors. It also allows providers to upgrade an existing network with new and different equipment without changing their billing and customer care products.

  . Improved Time to Market. MIND-iPhonEX is a modular, extensible software product based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition, due to its adaptable design, MIND-iPhonEX can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

   Our objective is to be a leader in the market for billing and customer care software for Voice over IP. In addition, we intend to offer billing and customer care software for other IP-based services as the market for these products grows. The key elements of our strategy include:

  . Leverage our brand name recognition and technical expertise. We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We have installed MIND-iPhonEX for a large customer base, including Bell Atlantic Corp., Deutsche Telekom AG, China Ministry of Post and Telecommunications (China Telecom), China United Telecommunications Corp. (China Unicom), Singapore Telecommunications Ltd., iBasis Inc., and Southnet TeleComm Services Inc. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. We intend to leverage our reputation, brand name recognition and expertise to be a leader in the market for billing and customer care software for Voice over IP and other IP-based services.

  . Enhance alliances with industry leaders. We have established cooperative relationships with leading manufacturers of IP telecommunications equipment such as Cisco, Lucent, Netspeak and VocalTec. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence.

  . Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the Voice over IP industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets.

  . Offer convergent IP billing products. As providers of IP-based services continue to broaden their service offerings, we believe that they will increasingly need billing and customer care products to monitor and bill their customers based on the type and content of the services provided. For example, instead of the flat fee for access pricing model, Internet service providers may want to bill subscribers based on the type and content of the services used. We intend to leverage our position in the market for billing and customer care software for Voice over IP and our technological expertise to be a leading provider of convergent billing products.

  . Expand professional services opportunities. As IP-based service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services are expected to increase as a percentage of our revenues.

Our Products and Services

 Billing and Customer Care Products for Voice over IP

   MIND-iPhonEX is a real-time, fully scalable billing and customer care product for Voice over IP service providers that meets their mission-critical needs and is interoperable with the IP telecommunications equipment of major manufacturers. MIND-iPhonEX was among the recipients of several industry awards, including Computer Telephony 1998 Product of the Year, Communications Solutions 1999 Product of the Year, Internet Telephony 1998 and 1999 Product of the Year, and the Best of the CTI Expo in 1999. Our highly functional and adaptable product enables our customers to quickly deploy Voice over IP networks and to rapidly grow and add new services. MIND-iPhonEX supports both prepaid billing plans, in which customers pre-pay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of MIND-iPhonEX are as follows:

  . Provisioning. Provisioning involves setting up the ability of a subscriber to use IP services. MIND-iPhonEX enables subscribers to register for service quickly and efficiently. The registration process collects the data needed to connect and bill the subscriber for service. Once the data is collected and verified, MIND-iPhonEX creates customer accounts and activates the services in real-time. MIND-iPhonEX features web-enabled registration and payment applications so that customers may register online for the service and start using it immediately. It also allows subscribers to charge their credit cards online and to recharge pre-paid calling cards that have reached their limit.

  . Authentication. MIND-iPhonEX authenticates subscribers who dial into the network to use the service. Authentication is based on a number of methods, including user codes, passwords and caller line identification. The identification information is passed to the MIND-iPhonEX system, where the subscriber is authenticated and then permitted to use the service.

  .  Authorization. The MIND-iPhonEX system authorizes a particular call by:

    . reviewing the destination of the call to determine whether a call to this destination is permitted;

    . reviewing the amount of money remaining on the subscriber's prepaid card and prerating the call that the subscriber desires to make, using the rating engine described below; or

    . reviewing the balance of a credit limit of a pre-paid plan and calculating the resulting cut off time, if any, of the call.

    Based on this data, MIND-iPhonEX authorizes the desired call, either for an unlimited or a limited time, and will automatically inform the gateway or gatekeeper to cut-off the call if the limit is reached.

  . Accounting. When each call is completed, MIND-iPhonEX uses the rating engine described below to determine the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the call detail records are stored on the MIND-iPhonEX system for invoicing and reporting.

  . Interconnect Billing. The networks operated by our customers are typically interconnected with the networks of other telecommunications service providers. Interconnecting providers need to charge other providers for carrying each other's services over their networks. MIND-iPhonEX generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers.

  . Rating Engine. MIND-iPhonEX offers a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for individual customers and for different customer groups, different rates for different types of data transferred, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. MIND-iPhonEX also allows international service providers to define rates in different currencies using the product's multi-currency and multi-time zone functionality.

  . Support for Customer Relationship Management. The Customer Relationship Journal is a feature of the MIND-iPhonEX that enables service providers to keep track of all subscriber-related events, including subscriber inquiries, payments and customer information updates. The Journal also stores a history of all interactions between the service provider and the subscriber. This tool helps the service provider identify valued customers and build positive customer relationships.

                    [GRAPHIC OF WEB INTERFACE FOR CUSTOMERS]

  . Subscriber web interface. MIND-iPhonEX has a user friendly subscriber web interface (shown above) which allows subscribers to resolve billing inquiries themselves. Individual customers can obtain real time information about their account, including details of calls made that have not yet been invoiced, like the time, destination, length and cost of each call. The subscriber can also browse invoices, call details and payment history records. This feature is convenient for subscribers and efficient for service providers as it reduces service costs.

                      [GRAPHIC OFC WEB INTERFACE FOR CSR]

  . Customer Support Representative web interface. MIND-iPhonEX has a user friendly customer support representative web interface (shown above) which allows operators of the system to perform customer care from any location. The Customer Support Representative web interface is an extension of the management capabilities of the service provider's system. This feature is of particular significance to service providers who have remote operations centers and are required to provide local support of their system in more than one location.

  . Call Management and Traffic Analysis Reports. MIND-iPhonEX's Call Management and Traffic Analysis features allow service providers to generate reports and graphic analyses of call activity. These reports contain information regarding peak hours, call loads to different destinations, the number of calls per minute for a specific gateway or group of gateways, the duration of calls and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks. This is of particular significance in the Voice over IP market in which many providers begin with a relatively small subscriber base and experience rapid growth.

  . Fraud Detection. MIND-iPhonEX contains a fraud detection tool that enables detection of "stolen' calls and telephone misuse. MIND-iPhonEX Guard detects, locates and warns of any suspicious activity by activating alarms in real-time. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, MIND-iPhonEX Guard activates an alarm at four different alarm levels. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms.

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

 Professional Services

   We provide professional services to our customers, consisting primarily of project management, customization, installations, customer support, training and maintenance services. As IP-based service offerings become more complex, more customers require customization services to add specialized features to their systems. We typically incorporate additional or specialized features developed for a particular customer into future versions of our products. In order to meet the needs of our customers, we created a new professional services division that has grown from 8 to 18 employees since January 1, 2000.

 Enterprise Software

   Our enterprise product, known as PhonEX, is used by corporations for call accounting, traffic analysis and fraud detection. PhonEX is a call management system that collects, records and stores all call information in a customized database. The system:

  . allows customers to generate near real-time reports on the enterprise's telephone use;

  . produces sophisticated reports and graphics for easy and effective analysis of call activity; and

  . allows customers to allocate telephone expenses to specific departments, individual clients or projects.

   These functions allow organizations to more effectively manage their telecommunications resources. PhonEX is easy to install and configure, user-friendly and compatible with any switchboard system. PhonEX also performs call management and traffic analysis as well as fraud management in the same manner as MIND-iPhonEX. In addition, PhonEX is a multi-lingual and multi-currency system, which means that reports can be generated in any currency defined in the system, or in two currencies simultaneously.

Products under Development

   Manufacturers of IP telecommunications equipment have begun to develop and market Voice over IP systems for enterprises. We are developing an enterprise software product that can be used to provide call accounting, traffic analysis and fraud detection for enterprises that use IP telephony, and which provides substantially the same features as PhonEX. We intend to further develop and market this product as the emerging market for Voice over IP systems for enterprises grows.

Technology

   MIND-iPhonEX has an open architecture, which was developed using industry standards-based application programming interfaces that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that supports a distributed environment. Our object-oriented technology enables the design and implementation of software on the basis of reusable business objects rather than complex procedural code. Our multi-layered architecture organizes these applications in layers of related information that support the top tier interface between the user and the application. We implement our application in a distributed configuration. This allows various modules to be installed on different servers. We believe that our technology allows us to offer products with the following benefits:

  . fast integration and interoperability with the IP telecommunications equipment of major manufacturers;

  . modular architecture which allows MIND-iPhonEX to be easily scalable and enables us to customize our software relatively quickly;

  . reliable products that ensure 24x7 service for mission-critical applications and are designed to support network operating centers of IP telephony service providers to ensure no single point of failure in their networks. In the case of a failure of the network, MIND-iPhonEX has an automatic fail-over mechanism to ensure minimum loss of service;

  . secured at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit who has access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system;

  .  rapid development of new applications, features and services; and

  .  easy interface with legacy systems and external software.

   MIND-iPhonEX has a four-tier architecture, consisting of the following tiers:

    . Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration;

    . Business Object Tier: This tier includes the business logic and rules of the billing system. This tier manages accounts, services, events and tariffs. It includes an object request broker, that facilities the transfer of information requested by the client application tier from the database object tier;

    . Database Object Tier: This tier brings together data objects that define the accounts, services and tariffs; and

    . Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

Research and Development

   We believe that significant investment in research and development is essential to maintaining and expanding our technological expertise in the market for Voice over IP billing and customer care software and to our strategy of being a leading provider of new and innovative convergent Internet billing products. We have invested significant time and resources to create a structured process for undertaking research and product development. We believe that the method that we use for our product development and testing is well suited for identifying market needs, addressing the activities required to release new products, and bringing development projects to market successfully. Our product development activities also include the release of new versions of our products. Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of March 31, 2000, our research and development department consisted of 64 employees.

Sales and Marketing

 Sales

 Billing and Customer Care Software for Voice over IP

   We conduct our sales and marketing activities primarily through our marketing and co-operative alliances with hardware platform developers and software application developers such as Cisco, Lucent and Vocal Tec, under which we market and sell our software to the customers of those entities. These marketing allies and re-sellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. We perform co-development with our marketing allies to support new software and product releases to maintain interoperability of our software with their gateways and other equipment. We also engage in joint marketing activities with them including joint responses to requests for proposals, sharing booths in trade shows, distributing each others' marketing information and cross links and references to web sites. We believe these relationships also help validate our technology and facilitate broad market acceptance of our software.

   Our contracts with our marketing allies, distributors and resellers are non-exclusive and may be terminated at any time with notice. For example, we entered into a non-exclusive agreement with Cisco Systems, Inc. on

January 1, 2000 under which we agreed to participate in Cisco's New World Ecosystem Program. The Ecosystem Program was established by Cisco to facilitate the establishment of a network of vendors of complementary products and services that are interoperable with Cisco's equipment and each other. Under the terms of the agreement, we cooperate with Cisco in marketing and distributing products and services that Cisco desires to include in the Ecosystem Program from time to time. The agreement is terminable on 60 days' written notice by either party.

   As of March 31, 2000, our sales and marketing force consisted of 20 employees who are responsible for sales both directly and through resellers. Our sales organization is managed from our corporate headquarters in Yoqneam, Israel. We currently have sales offices in Yoqneam, Israel, Hasbrouk Heights, New Jersey and in Beijing, China.

 Enterprise Software

   In Europe, our enterprise software is sold by our appointed distributors and directly through our sales force. Under an agreement entered into in February 1998, we appointed Telesens AG as an exclusive distributor of our enterprise software in Germany. In addition, we have non-exclusive agreements with Nice Systems, Bosch Telecom (through our distributor, Telesens AG) and Telrad for the sale of our enterprise software. We also sell our enterprise software through resellers in Europe, the United States and Israel.

 Marketing

   Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

  . participating in industry trade shows and special events, including as panelists and presenters at industry conferences;

  .  advertising in industry media;

  .  contributing articles to billing and Voice over IP industry magazines;

  .  conducting ongoing public and press relations programs; and

  .  conducting training seminars for vendors and system integrators.

Customers

 Billing and Customer Care Software for Voice over IP

   We currently provide over 100 traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software for Voice over IP. Some key customers are as follows:

                       [3 COLUMN SERVICE PROVIDERS LIST]

   Case Study -- China Unicom. China Unicom is China's second largest national telecommunications service provider. Traditionally, China Unicom only provided GSM cellular services. China Unicom recently obtained a license from the Chinese government to provide IP telephony services. We believe this case study illustrates our method of doing business with the initial sale of a billing and customer care software license and additional fees from the expansion of the scale of the system as the customer's network grows. However, the large subscriber base of China Unicom is not typical of the current subscriber base of our customers.

   CHALLENGE: China Unicom needed billing and customer care software for Voice over IP service capable of supporting a large and rapidly growing subscriber base.

   SOLUTION: We responded to a Request for Proposal from China Unicom in March 1999. China Unicom decided on the combined solution of Cisco voice gateways and the MIND-iPhonEX billing and customer care software to create an integrated Voice over IP solution. We were appointed to design and provide a solution for China Unicom that is interoperable with the Cisco gateways, supports the Chinese language and is scalable to millions of users.

   China Unicom rolled out the first phase of its IP telephony project in May 1999 in 12 cities. The software we installed for them at that time was capable of supporting one million users. In November 1999, China Unicom advised us that it was expanding its network to support five million users. As the number of users that our software can support can be increased through the addition of hardware without the need to modify or replace our installed software, we were easily able to accommodate this growth. That number was increased again in June 2000 to 20 million users in over 100 cities, again without the need to modify or replace our installed software. China Unicom has announced that it intends to expand its Internet protocol telephony network to cover 200 cities by the end of 2000.

 Enterprise Software

   Our enterprise software has been installed in locations throughout the world, for customers including ABN Amro, Bosch Telecom, CellCom, the largest cellular telecommunications provider in Israel, Credit Suisse First Boston, Deutsche Post, the Israeli Defense Forces, the Israel Electric Corp. Limited and STMicroElectronics.

Competition

 Billing and Customer Care Software for Voice over IP

   Competition in the market for billing and customer care software for Voice over IP is intense and we expect competition to increase. We compete primarily with young, emerging billing companies such as Portal Software Inc. and Belle Systems. We also compete with telecommunications equipment manufacturers such as Clarent Corporation, which offers an internally developed billing and customer care software product integrated into their hardware. Finally, we believe that the more established traditional billing and customer care companies, such as Amdocs Ltd. (which recently acquired Solect Technology Inc.) and Saville Systems plc (acquired by ADC Telecommunications, Inc.) will begin to offer billing and customer care software products for Voice over IP.

   We believe that our competitive advantage is based on:

  . our ability to provide a real-time, scalable, interoperable and reliable billing and customer care software;

  .  our ability to rapidly deploy our software; and

  . our reputation of providing proven, high-quality billing and customer care software.

   However, we depend on our marketing alliances with manufacturers of IP telecommunications equipment and reseller arrangements to market our billing and customer care software. Some of our marketing allies and resellers also work with some of our competitors. For example, Cisco has invested in Portal Software Inc. Our marketing alliances and reseller arrangements are for the most part non-exclusive and do not contain minimum sales or marketing performance requirements. We may not be able to compete effectively with our competitors under these circumstances. Many of our competitors have greater financial, personnel and other resources, have longer and more established relationships with service providers and may be able to offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, one or more of our competitors could develop superior products and these products could achieve greater market acceptance than our product.

 Enterprise Software

   Our main competitors in the market for enterprise software products include Veramark Technologies, Inc., Mer Telemanagement Solutions Inc. and Telco Research Corp. To compete effectively, companies must be able to offer adequate technical support and ongoing product development and customization services. In addition, multinational companies prefer call accounting systems that can be installed at their various offices throughout the world, and therefore require call accounting products that are multilingual and support the local telecommunication requirements. The principal factors upon which we compete are customer support, ease of use, compatibility with any switchboard system and the multi-lingual and multi-currency nature of our system.

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

Facilities

   Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 22,000 square feet at our Yoqneam headquarters. We recently received approval under the Approved Enterprise program in Israel to expand our facilities in Yoqneam. We expect that construction of a new facility will take from two to three years. We also lease 2,000 square feet of office space in New Jersey, and 1,000 square feet in Beijing, China. The offices in New Jersey and Beijing are used primarily for sales and customer support.

Employees

   As of March 31, 2000 we employed 139 employees, 13 of whom are part-time employees. Of these employees, 125 were employed in Israel, 4 in China and 10 by our U.S. subsidiary. We employed 64 employees in research and development, 36 in professional services and customer support, 20 in sales and marketing, and 19 in general and administration.

   We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

   Furthermore, by order of the Israeli Ministry of Labor and Welfare, all employers and employees are subject to provisions of collective bargaining agreements between the Histadrut, Federation of Labor, and the Coordination Bureau of Economic Organizations in Israel. These provisions principally concern cost of living increases, recreation pay, commuting expenses and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages and our relationships with our employees are good.

Legal Proceedings

   We are not a party to any material legal proceedings.

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

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth certain information regarding our directors and executive officers:

   Name                        Age                    Position
   ----                        ---                    --------
   Monica Eisinger............  42 President, Chairman of the Board of Directors
                                   and Chief Executive Officer
   Yaron Amir.................  34 Chief Financial Officer
   Sagee Aran.................  37 Vice President--Professional Services
   Zeev Braude................  35 Vice President--Marketing and Business
                                   Development
   Ilan Melamed...............  36 Vice President--U.S. Operations, MIND C.T.I.
                                   Inc.
   Kevin P. Mohan.............  36 Director
   Ilan Rosen.................  42 Director
   Lior Salansky..............  35 Director

   The background of each of our directors and executive officers is as follows:

   Monica Eisinger. Ms. Eisinger is a founder of our company and has been President, Chairman and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. in Computer Sciences and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

   Yaron Amir. Mr. Amir joined our company as Chief Financial Officer in April 2000. Prior to that and since 1996, Mr. Amir was the Chief Financial Officer of On Track Innovations, a company engaged in the field of contactless smart cards. From 1993 to 1996, Mr. Amir worked as a controller at Kitan Consolidated, a textile company. Mr. Amir is a Certified Public Accountant and a Certified Information System Auditor. He holds a Bachelor's Degree in Accounting and Economics and a Masters in Business Administration, both from the Hebrew University of Jerusalem.

   Sagee Aran. Mr. Aran joined our company in March 2000 as Vice President of Professional Services. Prior to joining our company, he worked for seven years at HISH Ltd., a company specializing in process engineering and management, at which he held a number of positions including Operations Manager and International Sales and Marketing Manager. Mr. Aran holds a B.Sc. in Engineering from the Technion, Israel Institute of Technology.

   Zeev Braude. Mr. Braude has worked at our company since our inception serving in a number of positions, the most recent of which was Vice President of Product Line Management. Mr. Braude has been Vice President of Marketing and Business Development of our company since February 2000. Mr. Braude holds a B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology.

   Ilan Melamed. Mr. Melamed has served as General Manager of our U.S. office since September 1998 and as Vice President--U.S. Operations of MIND C.T.I. Inc. since May 2000. Prior to joining our company, Mr. Melamed was employed by Israel Aircraft Industries for five years, at which he held a number of positions including the Director of the Israel Aircraft Industries office in Colombia. He holds a Bachelor of Arts degree in Business Administration from Hebrew University.

   Kevin P. Mohan. Mr. Mohan has served as a director of our company since March 2000. Mr. Mohan is a general partner of Summit Partners, a venture capital firm, where he has been employed since 1994. He received an A.B. in Economics from Harvard College, a J.D. from Harvard Law School, and a Masters in Business Administration from Harvard Business School. Mr. Mohan also serves as a director on the boards of several privately held companies.

   Ilan Rosen. Mr. Rosen has served as a director of our company since August 1997. Mr. Rosen is Corporate Vice President of ADC Teledata Communications, Ltd., where he has been employed since November 1996. Prior thereto and since 1993, Mr. Rosen was the President of ADASHA, Development & Investments Ltd. which listed on the Tel Aviv Stock Exchange under his direction. He holds a Bachelor of Science in Mechanical Engineering and a Masters in Business Administration, both from Tel Aviv University.

   Lior Salansky. Mr. Salansky is a founder of our company and has served as a director since our inception. He has served in a number of positions within our company from inception until February 2000, including Vice President of Business Development, R&D Manager and software developer. He holds a Bachelor's Degree in Computer Science from the Technion, Israel Institute of Technology.

Board of Directors

   Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The initial term of each class will expire as follows:
Class I in 2001, Class II in 2002 and Class III in 2003. Monica Eisinger is a member of Class I, Lior Salansky is a member of Class II, and Kevin P. Mohan and Ilan Rosen are members of Class III. At each annual general meeting of shareholders beginning in 2001, directors will be elected for a three-year term to succeed the directors whose terms then expire. Our external directors, who will be appointed for three year terms pursuant to Israeli law, will not be members of any class.

Stock Option Plans

   We have established stock option plans to provide for the issuance of options to our directors, officers and employees. Under the plan, options to purchase our ordinary shares may be issued from time to time to our directors, officers and employees at exercise prices and on other terms and conditions as determined by our Board of Directors. Our Board of Directors determines the exercise price and the vesting period of options granted. The option plans permit the issuance of options to acquire up to 1,108,000 ordinary shares. As of May 31, 2000, options to purchase 747,820 ordinary shares have been issued and options for 2,000 ordinary shares have been exercised. The options vest over three to five years (mainly three years), commencing on the date of grant. The weighted average exercise price of these options was $2.75 per share. Any option not exercised by January 1, 2006 will expire, except for 50,000 options which will expire on December 31, 2001.

Israeli Companies Law

   We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 and regulations adopted thereunder.

External Directors

 Qualifications of External Directors

   Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with:

  .  the company;

  .  any entity controlling the company; or

  .  any entity controlled by the company or by its controlling entity.

   The term affiliation includes:

  .  an employment relationship;

  .  a business or professional relationship maintained on a regular basis;

  .  control; and

  .  service as an office holder.

   The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company that reports directly to the chief executive officer.

   No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.

   Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

 Election of External Directors

   External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

  . at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of this election; or

  . the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

   The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director. Under the provisions of the Companies Law, we are required to designate the initial external directors at a shareholders' meeting to be convened within three months following the offering. We intend to elect two additional directors as external directors within that time period.

Audit Committee

 Nasdaq Requirements

   Under Nasdaq rules, we are required to have at least two independent directors as defined by Nasdaq rules applicable to non-U.S. companies. Our two external directors required under Israeli law will also be our independent directors as required under Nasdaq rules. A majority of the members of the audit committee must be independent. The responsibilities of the audit committee under Nasdaq rules include, among other things, evaluating the independence of a company's outside auditors. We intend to form an audit committee within 90 days following this offering which will be comprised of directors who meet the qualifications under the Israeli Companies Law. We have applied for a waiver from Nasdaq's new audit committee requirements. See "-- Israeli Companies Law Requirements" below for more information.

 Israeli Companies Law Requirements

   Under the Israeli Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

  .  the chairman of the board of directors; and

  . a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

   The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action.

 Approval of Related Party Transactions

   The approval of the audit committee is required to effect actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with an office holder, controlling shareholders or an entity in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted.

Internal Auditor

   Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. We intend to appoint an internal auditor that complies with the requirements of the Companies Law after this offering.

Approval of Specified Related Party Transactions Under Israeli Law

 Fiduciary Duties of Office Holders

   The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

  . information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

  .  all other important information pertaining to these actions.

   The duty of loyalty of an office holder includes a duty to:

  . refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

  .  refrain from any activity that is competitive with the company;

  . refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

  . disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

   Each person listed in the table under "--Directors and Executive Officers" above is an office holder except Ilan Melamed.

 Disclosure of Personal Interest of an Office Holder

   The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

  . the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

  . any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

   Under Israeli law, an extraordinary transaction is a transaction:

  .  other than in the ordinary course of business;

  .  otherwise than on market terms; or

  . that is likely to have a material impact of the company's profitability, assets or liabilities.

   Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company's interest may not be approved.

   If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. If a majority of the directors has a personal interest in an extraordinary transaction, these directors are permitted to be present and vote, but shareholder approval is also required. Shareholder approval is also required to approve compensation of a director.

 Disclosure of Personal Interests of a Controlling Shareholder

   Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

  . at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote to approve it; or

  . the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

   Shareholders generally have the right to examine any document in the company's possession pertaining to any matter that requires shareholder approval. If this information is made public in Israel or elsewhere, we will file the information with the Securities and Exchange Commission in the United States.

   For information concerning the direct and indirect personal interests of an office holder and principal shareholders in specified transactions with us, see the section of this prospectus entitled "Related Party Transactions."

Exculpation, Insurance and Indemnification

 Exculpation of Office Holders

   Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care.

 Officers and Directors Insurance

   Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our officers and directors, with respect to an act performed in the capacity of an officer or director for:

  .  a breach of his duty of care to us or to another person;

  . a breach of his duty of loyalty to us, provided that the officer or director acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

  .  a financial liability imposed upon him in favor of another person.

 Indemnification of Officers and Directors

   Our articles of association provide that we may indemnify an officer or director against the following obligations and expenses imposed on the officer or director with respect to an act performed in the capacity of an officer or director:

  . a financial liability imposed on him in favor of another person by any judgment concerning an act performed in his capacity as an officer or director; and

  . reasonable litigation expenses, including attorneys' fees, expended by the officer or director or charged to him by a court in connection with:

    . proceedings we institute against him or instituted on our behalf or by another person;

    .  a criminal charge from which he was acquitted; or

    . a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent.

   Our articles of association also include provisions:

  . authorizing us to grant in advance an undertaking to indemnify an officer or director, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated and limited to an amount determined by our board of directors to be reasonable under the circumstances; and

  .  authorizing us to retroactively indemnify an officer or director.

 Limitations on Insurance and Indemnification

   The Israeli Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

  . a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  . a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

  . any act or omission done with the intent to derive an illegal personal benefit; or

  .  any fine levied against the office holder.

   In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

   We have agreed to indemnify our officers and directors to the fullest extent permitted under the Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.

Compensation of Directors and Officers

   The aggregate direct remuneration paid to all 5 persons who serviced in the capacity of director or executive officer during 1999 was approximately $459,000, including approximately $86,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Directors have not received cash fees for their services as directors, but were granted options from time to time.

   As of May 31, 2000, options to purchase 288,220 ordinary shares were granted to our directors and executive officers under our options plans were outstanding. The weighted average exercise price of these options is $3.20 per share.

Executive Officers

   Our executive officers are elected by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates on between 30 and 60 days' written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Eisinger) following the termination of their employment with us. Monica Eisinger is entitled to six months' severance pay upon termination of her employment by either her or us, other than for cause. Mr. Salansky is a former executive officer who resigned in March 2000. His employment agreement contained a non-compete agreement prohibiting him from competing with MIND for a period of 24 months.

                           RELATED PARTY TRANSACTIONS

Investment by Summit

   Share Purchase Agreement. In March 2000, we raised approximately $12 million in a private placement of our securities to a group of funds led by Summit Ventures V, L.P. We issued to these investors 111,111 Series A preferred shares. In connection with the same transaction, the investors also purchased 27,778 Series B preferred shares from Lior Salansky, for an aggregate price of $3 million. The Series B preferred shares were issued to Mr. Salansky on March 30, 2000 in exchange for 555,560 existing ordinary shares owned by Mr. Salansky. Mr. Salansky has no relationship to the entities affiliated with Summit Ventures V, L.P. The Series B investors have agreed to transfer Series B preferred shares to Mr. Salansky under specified circumstances because when those shares were purchased from him there was an agreement that if MIND reached certain valuation targets, a portion of the shares purchased from Mr. Salansky would be returned, thereby increasing the effective per share price of the shares initially purchased from him.

   The Series A and Series B preferred shares may be converted into ordinary shares upon the request of the investors at any point following the first anniversary of the date of their issuance. The Series A and Series B preferred shares will automatically convert upon a liquidity event, which includes the closing of this offering. The number of ordinary shares into which the Series A preferred shares will convert is based on the initial public offering price of our shares. Each Series A preferred share will convert into 20 ordinary shares, or an aggregate of 2,222,220 ordinary shares.

   Each Series B preferred share converts into 20 ordinary shares, or on aggregate of 555,560 ordinary shares. However, the investors have agreed to transfer to Mr. Salansky for no consideration an amount of ordinary shares equal to the difference between the number of ordinary shares into which their Series B preferred shares were converted and the number of ordinary shares into which an equal amount of Series A preferred shares would have been converted. Based on the initial offering price of $10.00 per share, no ordinary shares will be transferred to Mr. Salansky.

   Simultaneously with the sale of the Series B preferred shares by Mr. Salansky described above, Mr. Salansky also sold an aggregate of 468,240 ordinary shares owned by him for a total purchase price of $2,499,481. The share purchase agreement relating to the sale of those shares provides that if we consummate an initial public offering within a period of 12 months from the date of the agreement at a specified valuation, Mr. Salansky will be deemed to have sold up to an aggregate of 585,300 ordinary shares to the purchasers. Based on the initial offering price of $10.00 per share, Mr. Salansky will be required to transfer an additional 117,060 ordinary shares to those purchasers.

   In the event that upon conversion to ordinary shares, the holder of preferred shares would own in excess of 10% of the then outstanding shares, the amount in excess of 10% will be converted into non-voting ordinary shares. These non-voting ordinary shares will be automatically converted into ordinary shares on a one-for-one basis upon transfer to a third party unless that third party would then own in excess of 10% of the then outstanding ordinary shares.

   Summit Ventures V, L.P. and its related funds have no relationship with us other than their investment in the Series A and Series B preferred shares. Kevin P. Mohan, a member of Summit Partners, LLC, the sole general partner of the sole general partner of Summit Partners V, L.P., is one of our directors. Eleven individuals, including Mr. Mohan, are members of Summit Partners, LLC.

   Registration Rights Agreement. In connection with the investment, we granted to our principal shareholders, and transferees of their shares, two demand registration rights and unlimited incidental registration rights. These shareholders agreed not to exercise their demand rights for at least six months following the closing of this offering.

   Shareholders' Agreement. In connection with the investment, we and our principal shareholders entered into a shareholders' agreement. The shareholders granted each other certain co-sale and first refusal rights, accepted certain restrictions on the transfer of their shares and agreed upon the appointment of directors and the formation of committees of the Board of Directors. In addition, we granted the shareholders certain pre-emptive rights relating to the issuance of new securities. The shareholders' agreement between us and our principal shareholders also provides that if Monica Eisinger or Lior Salansky desire to sell all or any part of the shares owned by them, other than in the public market, Summit and ADC and Ms. Eisinger or Mr. Salansky are entitled to sell a pro rata portion of the shares proposed to be sold. Except for these limited co-sale rights, the shareholders agreement will terminate immediately prior to the closing of this offering.

   Repurchase of Management Shares. In connection with the investment, we repurchased an aggregate of 30 management shares, 10 each from Monica Eisinger, Lior Salansky and ADC Teledata Communications Ltd. The repurchase was at nominal value.


Sub-contractor Agreement with MIND Israel Ltd.

   MIND Israel Ltd. is a company founded in 1992 by Monica Eisinger and Lior Salansky, two of our principal shareholders. MIND Israel Ltd. was involved in the business of providing information technology consulting services. One of MIND Israel Ltd.'s major customers was the Israeli Ministry of Defense. MIND Israel Ltd. wished to assign this contract to us upon our formation. Because Israeli governmental procedures require a long waiting period prior to the assignment of this type of contract, MIND Israel Ltd. entered into an agreement with us under which we performed those services as a sub-contractor of MIND Israel Ltd. As compensation for these services, MIND Israel Ltd. paid to us $58,000 in 1997 and $80,000 in 1998. These amounts represented the total amount that it received from the Israeli Ministry of Defense under this contract.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in this offering, by:

  . each person who is known to own beneficially more than 10% of the outstanding ordinary shares; and

  .  all directors and executive officers as a group.

   Unless otherwise noted below, each shareholder's address is c/o MIND C.T.I. Ltd., Industrial Park, Building 7, Yoqneam 20692, Israel.

                                                Percentage of Ordinary Shares
                          Total Shares          -----------------------------------
Name and Address of       Beneficially              Before               After
Beneficial Owner           Owned(/1/)           Offering(/2/)        Offering(/3/)
-------------------       ------------          --------------       --------------
Monica Eisinger.........   5,040,000(/4/)                     29.4%                25.1%
Lior Salansky...........   4,016,200(/4/)(/5/)                23.5%                20.0%
 Snir Street
 Yoqneam Illit, Israel
ADC Teledata
 Communications
 Ltd.(/6/)..............   4,502,000                          26.3%                22.4%
 10 HaSadnaot Street
 Herzlia 46120, Israel
Summit Partners
 (/7/)(/8/).............   2,592,600(/9/)                     15.2%                12.9%
Kevin Mohan(/10/).......   2,592,600(/9/)                     15.2%                12.9%
All directors and
 executive officers as a
 group (8 persons)
 (/11/).........           9,243,600                          53.8%                45.8%

--------
(1) Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of the date of this prospectus.
(2) Based on 17,116,220 ordinary shares outstanding prior to this offering. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this prospectus are treated as outstanding only for purposes of determining the percent owned by such person or group.
(3) Based on 20,116,220 ordinary shares outstanding immediately following this offering.
(4) The shares owned by Ms. Eisinger and Mr. Salansky include 140,000 shares owned by MIND Israel Ltd. Each of Ms. Eisinger and Mr. Salansky is considered a beneficial owner of these shares.
(5) Pursuant to Mr. Salansky's obligation to persons who previously purchased shares from him, Mr. Salansky will transfer an aggregate of 117,060 ordinary shares, including an aggregate of 19,100 ordinary shares to three of our officers, based on the initial public offering price of $10.00 per share. Accordingly, at the initial public offering price, Mr. Salansky's beneficial ownership will decrease by 117,060 ordinary shares. Please see "Related Party Transactions--Investment by Summit Partners" for a description of this arrangement.
(6) ADC Teledata Communications Ltd. is a wholly-owned subsidiary of ADC Telecommunications, Inc., a Minnesota company whose shares are publicly traded on the Nasdaq Stock Market. The address of ADC Telecommunications is 12501 Whitewater Drive, Minnetonka, MN 55343.
(7) The address of Summit Partners is 600 Atlantic Avenue, Suite 2800, Boston, MA 02210.
(8) Summit Partners is the name used to refer to a group of investment partnerships. Shares reflected include 1,731,100 shares held by Summit Ventures, V, L.P., 644,180 shares held by Summit Ventures V Companion Fund, L.P., 136,120 shares held by Summit V Advisors Fund (QP) L.P., 41,600 shares held by Summit V Advisors Fund, L.P. and 39,600 shares held by Summit Investors III, L.P. The general partner for each of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund
    (QP) L.P. and Summit V Advisors Fund, L.P. is Summit Partners V, L.P., the general partner of which is Summit Partners, LLC. Mr. Mohan is a member of Summit Partners, LLC. Based on the initial offering price of $10.00 per share, Summit Partners will not be required to transfer any ordinary shares to Mr. Salansky. Please see "Related Party Transactions--Investment by Summit Partners."
(9) After the offering, 650,000 of the shares held by Summit Partners and its affiliates will be non-voting shares. These non-voting shares will be automatically converted into voting shares upon transfer to a third party.

(10) Represents shares described in note (8) above, beneficially owned by Summit Partners. Mr Mohan, one of our directors, is a member of Summit Partners LLC, the sole general partner of Summit Partners V, L.P. which is the sole general partner of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., and Summit V Advisors Fund, L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Mohan does not have voting and dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.
(11) Includes 51,000 shares which may be acquired upon the exercise of options within 60 days.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of a substantial number of ordinary shares after the offering could adversely affect the market price of our ordinary shares by introducing a large number of sellers to the market. Given the likely volatility that will exist for our ordinary shares, such sales could cause the market price of the ordinary shares to decline.

   After this offering, we will have outstanding 20,116,220 ordinary shares. All of the ordinary shares to be sold in this offering, other than shares sold pursuant to our directed share program, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining outstanding ordinary shares, representing approximately 85.1% of the outstanding ordinary shares upon completion of this offering (83.2% if the underwriters' over-allotment option is exercised in full) and all ordinary shares issued upon exercise of options, will be "restricted securities" under the Securities Act subject to restrictions on the timing, manner and volume of sales of such shares. Our directors, executive officers, key employees and our current shareholders have agreed for a period of 180 days after the date of this prospectus, and some of the participants in our directed share program will be required to agree as a condition to their participation in the program, for a period of up to 90 days after the date of this prospectus, that they will not, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer to sell, sell or otherwise dispose of any ordinary shares or securities convertible into or exchangeable for ordinary shares, except for:

  . the exercise of stock options or warrants existing on the date of this offering;

  . transfers to their associates (as defined in the Exchange Act) who agree to the lock-up; and

  .  pledges if the pledgees agree to the lock-up.

We have also agreed to an equivalent lock-up, except that we may issue shares, warrants or options in consideration of acquisitions if the recipient agrees to comply with the lock-up.

   Holders of 16,524,220 ordinary shares have the right to require us to register their shares on two occasions, and have incidental registration rights with respect to those ordinary shares. In addition, as of May 31, 2000, there were outstanding options to purchase a total of 747,820 ordinary shares and we were authorized to grant options to purchase 358,180 additional ordinary shares. We intend to file a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our share option plan, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options and any applicable lock-up agreements.

Rule 144

   In general, under Rule 144 as currently in effect, a person who has beneficially owned ordinary shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of ordinary shares then outstanding, which will equal approximately 201,162 ordinary shares immediately after this offering; or

  . the average weekly trading volume of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

   The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

   Following the completion of this offering we intend to file a registration statement on Form S-8 under the Securities Act covering 1,108,000 shares reserved for issuance under our stock option plans. The registration statement on Form S-8 will become effective automatically upon filing. As of May 31, 2000, options to purchase 747,820 shares were issued and outstanding. Accordingly, ordinary shares registered under the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

                         DESCRIPTION OF ORDINARY SHARES

   Upon completion of this offering, we will be authorized to issue 80,000,000 ordinary shares, par value NIS 0.01 per share and 8,000,000 non-voting ordinary shares, par value NIS 0.01 per share. In April 2000, our board of directors declared, and our shareholders approved, a share dividend of 19 ordinary shares for each ordinary share. Prior to this offering, there were 17,116,220 shares issued and outstanding, assuming the conversion of all our outstanding preferred shares.

   Upon completion of this offering, all outstanding ordinary shares, including the ordinary shares issued in this offering, will be validly issued and fully paid and will not have preemptive rights, rights of first refusal or co-sale rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except for citizens of countries which are in a state of war with Israel who may not be recognized as owners of ordinary shares.

   As of May 31, 2000, all of the Series A and Series B preferred shares are held by a shareholder in the United States and another shareholder in the United States owned approximately 1.4% of our ordinary shares.

Transfer of Shares and Notices

   Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, each shareholder of record will be provided at least 21 calendar days' prior notice of any general shareholders meeting.

Election of Directors

   The ordinary shares do not have cumulative voting rights in the election of directors. Thus, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders. Our board is divided into three classes of directors serving staggered three year terms.

Dividend and Liquidation Rights

   Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders' Meetings and Resolutions

   Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Non-voting ordinary shares are identical in all respects to the ordinary shares except that they do not carry voting rights. Non-voting ordinary shares would be issued to holders of preferred shares under the circumstances described in this prospectus under the section "Related Party Transactions--Investment by Summit."

   These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may designate with the consent of the

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shareholders voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

   Under the new Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, our articles of association require approval of 75% of the shares present and voting to remove directors or change the structure of our staggered board of directors. All shareholders meetings require prior notice of at least 21 days.

   Under the Companies Law, each and every shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company including, among other things, in voting in the general meeting of shareholders on the following matters:

  .  any amendment to the articles of association;

  .  an increase of the company's authorized share capital;

  .  a merger; or

  . approval of some of the acts and transactions which require shareholder approval.

   In addition, each and every shareholder has the general duty to refrain from depriving rights of other shareholders. Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties, which typically do not apply to shareholders of U.S. companies, may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Mergers and Acquisitions under Israeli Law

   The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

   The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no 25% or more shareholder in the company. If there already is another 25%, but less than 50%, shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the

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acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

   Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Modification of Class Rights

   Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by written consent of holders of a majority of the issued shares of that class, or by adoption by the holders of a majority of the shares of that class at a separate class meeting.


Transfer Agent and Registrar

   The Transfer Agent and Registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

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                              CONDITIONS IN ISRAEL

   We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

   Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Since 1993, a joint Israeli-Palestinian Declaration of Principles and several other agreements have been signed between Israel and the Palestinians. The implementation of these agreements with the Palestinians has been subject to difficulties and delays, and a resolution of all the differences between the parties remains uncertain. As of the date hereof, Israel has not entered into any peace agreement with Syria and Lebanon.

   Despite the progress towards peace between Israel and its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to such countries, we believe that in the past, the boycott has not had a material adverse effect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

   All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of such obligations.

Trade Relations

   Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is signatory to the Global Agreement on Trade and Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

   Israel and the EEC, known now as the "European Union," concluded a Free Trade Agreement in July 1975 which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.


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Assistance from the United States

   Israel receives significant amounts of economic and military assistance from the United States, averaging approximately $3 billion annually over the last several years. In addition, in 1992, the United States approved the issuance of up to $10 billion of loan guarantees during U.S. fiscal years 1993 to 1998 to help Israel absorb a large influx of new immigrants, primarily from the republics of the former Soviet Union. Under the loan guarantee program, Israel issued up to $2 billion in principal amount of guaranteed loans each year. We cannot assure you that foreign aide from the United States will continue at or near amounts received in the past. The Clinton Administration has recently announced that it is considering phasing out economic assistance while increasing military assistance to Israel. If the grants of economic and military assistance are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.

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                        TAXATION AND GOVERNMENT PROGRAMS

Israeli Tax Considerations

   The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli and United States tax consequences to persons purchasing our ordinary shares offered hereby. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question.

   Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

   The regular rate of corporate tax in Israel to which Israeli companies are subject is 36%. As described below, the tax rate payable by a company which derives income from an "Approved Enterprise" may be considerably less.

Law for the Encouragement of Industry (Taxes), 1969

   Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from capital gains, interest and dividends, is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial activity.

   Industrial Companies qualify for accelerated depreciation rates for machinery, equipment and buildings used by an Industrial Enterprise. An Industrial Company owning an Approved Enterprise, as described below, may choose between the above depreciation rates and the depreciation rates available to Approved Enterprises.

   Pursuant to the Industry Encouragement Law, an Industrial Company is also entitled to amortize the purchase price of know-how and patents over a period of eight years beginning with the year in which such rights were first used.

   Eligibility for the benefits under the law is not subject to receipt of prior approval from any governmental authority. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. However, the definition may be amended from time to time and the Israeli tax authorities, which reassess our qualifications annually may determine that we no longer qualify as an Industrial Company. As a result of either of the foregoing, the benefits described above might not be available in the future.

Law for the Encouragement of Capital Investments, 1959

   The Law for Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Trade of the Sate of Israel, a proposed capital investment in eligible facilities may be designated as an "Approved Enterprise." Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits under the law are usually not available with respect to income derived from products manufactured outside of Israel.

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   Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the regular rate of 36%, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents ("foreign investment level"). The tax rate is:

  .  20% if the foreign investment level is 49% or more but less than 74%;

  .  15% if the foreign investment level is 74% or more but less than 90%;
     and

  .  10% if the foreign investment level is 90% or more.

   The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income.

   The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which production commenced and 14 years from the year of receipt of Approved Enterprise status.

   A company owning an Approved Enterprise may elect to receive, in lieu of the foregoing, an alternative package of benefits. Under the alternative package, the company's undistributed income derived from an Approval Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

   The Investment Center bases its decision of whether to approve or reject a company's application for designation as an Approved Enterprise on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits, linked to the Israeli consumer price index and interest. These conditions include:

  . adhering to the business plan contained in the application to the Investment Center;

  . financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of ordinary shares;

  . filing regular reports with the Investment Center with respect to the Approved Enterprise; and

  . obtaining the approval of the Investment Center for changes in the ownership of a company.

   Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. Since our manufacturing facilities are located in "Area A" and since we elected to receive the alternative package of benefits (involving waiver of investment grants), our income derived from each Approved Enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from each Approved Enterprise. To date, we have two Approved Enterprises, as follows:

  . the first Approved Enterprise commenced operations in 1995 and income derived from this Approved Enterprise is exempt from tax for a period of ten years through 2004;

  . the second Approved Enterprise requires that we invest approximately $6.4 million in property, plant and equipment pursuant to an approved investment plan; and
  . after we have invested 80% of this amount, income from this Approved Enterprise will be exempt from tax for a period of ten years.

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   Dividends paid out of income derived from an Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the alternative package of benefits. The dividend recipient is taxed at a reduced rate of 15%, applicable to dividends from an Approved Enterprise, if the dividend is paid during the same benefit period and at any time up to 12 years thereafter. The withholding tax rate will be up to 25% after such period. If the foreign investment level in the company exceeds 25%, the 12-year limitation period does not apply. This tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

   When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is ordinarily up to 25% and to withhold at source on behalf on the recipient of the dividend an additional 15% of the amount distributed. Through May 31, 2000 we distributed most of our income and paid corporate tax at the rate of 25%. We currently intend to reinvest the amount of our income and not to distribute such income as a dividend.

   The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Taxation Under Inflationary Conditions

   The Income Tax (Inflationary Adjustment) Law, 1985, commonly referred to as the Inflationary Adjustments Law, attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deduction and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. Our taxable income is determined under this law.

   The Israeli Income Tax Ordinance and regulations promulgated thereunder allow "Foreign-Invested Companies," which maintain their accounts in U.S. dollars in compliance with the regulations to adjust their tax returns based on exchange rate fluctuations of the NIS against the U.S. Dollar rather than changes in the Israeli consumer price index, or CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company more than 25% of the share capital of which in terms of rights to profits, voting and appointment of directors, and of the combined share capital of which including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change the election for a period of three years following the election. We adjust our tax returns based on the changes in the Israeli CPI. Because we qualify as a "Foreign-Invested Company," we are entitled to measure our results for tax purposes on the basis of changes in the exchange rate of the U.S. dollar in future tax years.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

   The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from the services rendered in Israel. We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an Approved Enterprise, on all distributions of dividends other than bonus shares (stock dividends), unless a different tax rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

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   Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, sales of the ordinary shares offered by this prospectus are exempt from Israeli capital gains tax, for so long as the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance, provided that we continue to qualify as an Industrial Company or Industrial Holding Company. See "--Law for Encouragement of Industry (Taxes), 1969." Under a possible interpretation of the Income Tax (Inflationary Adjustment) Law, 1985, non-Israeli companies may be subject to Israeli taxation on the sale of our shares regardless of whether our shares are traded on a recognized stock exchange. Furthermore, under the income tax treaty between the U.S. and Israel, a holder of ordinary shares who is a U.S. resident will be exempted from Israeli capital gains tax on the sale of ordinary shares unless the holder owned, directly or indirectly, 10% or more of our voting power at any time during the 12-month period before the sale.

   A non-resident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Proposed Tax Reform

   On May 7, 2000, the Israeli government approved the recommendations of the Public Committee on the Reform of Taxes on Income to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

   The committee recommended, among other things, to impose a tax upon capital gains at a rate of up to 25% for individuals, including capital gains derived from the sale of shares in publicly traded companies, which are currently exempt from capital gains tax; to impose a tax upon all income of Israeli residents, including individuals and corporations, regardless of the territorial source of income; to increase the tax rate from zero to 10% on the exempt period under the alternative package of benefits for Approved Enterprises under the Law for the Encouragement of Capital Investments, 1959; and to equalize the corporate tax rate applicable to companies that are owned 49% or more by non-Israeli residents (10% to 20%, depending on the foreign investment level) to the corporate tax rate applicable to companies that are owned 49% or more by Israeli residents (25%).

   In order to be enacted as legislation, the report must be approved by the Israeli Parliament, the Knesset, and published, and the substance of the recommendations could undergo significant revision during that process. If implemented, the recommendation might result in the imposition of Israeli capital gains taxes on non-Israeli residents who are not eligible for an exemption under a relevant tax treaty. For a summary of the treatment of capital gains under the U.S. - Israel tax treaty, see the discussion above under "--Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders."

United States Federal Income Tax Considerations

   Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of the ordinary shares to a U.S. Holder.

   A U.S. Holder is:

  .  an individual citizen or resident of the United States;

  . a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;


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  .  an estate, the income of which is includable in gross income for United
     States federal income tax purposes regardless of its source; or

  . a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all substantial decisions of the trust.

   Unless otherwise specifically indicated, this summary does not consider United States tax consequences to a person that is not a U.S. Holder and considers only U.S. holders that will own the ordinary shares as capital assets.

   This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances, like the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity is not considered, nor are the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

   You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the ordinary shares.

Distributions on the Ordinary Shares

   A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares.

   Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based upon the spot rate of exchange in effect on the date of the distributions. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S. source income or loss.

   Subject to the limitations set forth in the Code, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income payable with respect each such class. In this regard, dividends paid by us will generally be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your own tax advisor to determine whether and to what extent you would be entitled to this credit.


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Disposition of Ordinary Shares

   Upon the sale or exchange of the ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange.

   Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

 Passive Foreign Investment Companies

   We will be a passive foreign investment company if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average of our assets in a taxable year are held for the production of, or produces, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing test as owning our proportionate share of the other corporation's assets and directly earning our proportionate share of the other corporation's income. If we are a passive foreign investment company:

  . a U.S. holder who has held our shares during more than one taxable year during which we were a passive foreign investment company will be required to report any gain on the disposition of the shares as ordinary income rather than capital gain. That U.S. holder will also be required to compute the tax liability on that gain, as well as the dividends and others distributions, as if the income had been earned ratably over each day in the holding period of the shareholder;

  . a U.S. holder must pay tax on amounts so allocated to prior taxable years at the highest income tax rate for each taxable year during which we were a passive foreign investment company and for which the items are treated as having been earned regardless of the rate otherwise applicable to that U.S. holder during those taxable years;

  . the taxes attributable to the prior years will be subject to an interest charge at the rate applicable to deficiencies for income tax; and

  . a U.S. holder who acquires our shares in that corporation from a decedent that will be denied the normally available step-up in tax bases in fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent's tax basis.

Our Status as a Passive Foreign Investment Company

   We currently do not expect that we will be a passive foreign investment company in 2000. However, passive foreign investment company status is determined as of the end of the taxable year and is dependant on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, there can be no assurance that we will not become a passive foreign investment company in 2000 or in a future year.

   We will notify U.S. holders in the event we conclude that we will be treated as a passive foreign investment company for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a "qualified electing fund" for U.S. federal income tax purposes or to elect to "mark to market" the ordinary shares. If a U.S. holder makes one of these two elections, distributions and gain will not be recognized ratably as ordinary income over the U.S. holder's holding period or be subject to an interest charge as described above. Further, gain on the sale of the ordinary shares will be characterized as capital gain and the denial of basis step-up at death described above will not apply. However, U.S. holders making one of the two elections may be subject to current income recognition, even if we do not distribute any cash.

Both of these elections are subject to a number of specific rules and requirements, and you are urged to consult your tax advisor concerning these elections if we become a passive foreign investment company.

Backup Withholding

   A U.S. holder may be subject to backup withholding at rate of 31% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations, or if a U.S. holder provides a tax payer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders of Ordinary Shares

   Except as provided below, a non-U.S. holder of ordinary shares except certain former U.S. citizens and long-term residents of the United States generally will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

   Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders generally will be subject to information reporting and, under regulations generally effective January 1, 2001, to backup withholding at a rate of 31% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

   Non-U.S. holders generally will be subject to information reporting and backup withholding at a rate of 31% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., U.S. Bancorp Piper Jaffray Inc., CIBC World Markets Corp., and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, has agreed to purchase from us the respective number of ordinary shares shown opposite its name below:

                                                                     Number of
                                                                     Ordinary
        Underwriters                                                  Shares
        ------------                                                 ---------
      Lehman Brothers Inc. ......................................... 1,382,000
      U.S. Bancorp Piper Jaffray Inc. ..............................   692,000
      CIBC World Markets Corp. .....................................   692,000
      Fidelity Capital Markets, a division of National Financial
       Services Corporation.........................................    36,000
      Chase Securities Inc..........................................    36,000
      Donaldson, Lufkin & Jenrette Securities Corporation...........    36,000
      Doft & Co., Inc.,.............................................    18,000
      Oscar Gruss & Son Incorporated................................    18,000
      Edward D. Jones & Co., L.P....................................    18,000
      Legg Mason Wood Walker, Inc...................................    18,000
      Raymond James & Associates, Inc...............................    18,000
      C.E. Unterberg, Towbin........................................    18,000
      Wachovia Securities, Inc......................................    18,000
                                                                     ---------
          Total..................................................... 3,000,000
                                                                     =========

   The underwriting agreement provides that the underwriters' obligations to purchase ordinary shares depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the ordinary shares are purchased by the underwriters under the underwriting agreement, then all of the ordinary shares which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

  . the representations and warranties made by us to the underwriters are true;

  .  there is no material change in the financial markets; and

  .  we deliver customary closing documents to the underwriters.

   The representatives have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at such public offering price less a selling concession not in excess of $0.38 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

   The underwriters have agreed that:

  . they will not offer the ordinary shares to the public in Israel within the meaning of Section 15 of the Israel Securities Law, 5728-1968;

  . they will not offer the ordinary shares in Israel to an aggregate of more than 35 investors who are not persons of the type enumerated in
     Section 15A(b) of the Securities Law, including any such investor who acquired our securities during the past 12 months; and

  . they will deliver to us the names and addresses of such investors within seven days of the consummation of the offering.

   The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offer price per share less the amount paid to us per share. The underwriting discounts and commissions are equal to 7% of the public offering price.

                                                                 Total
                                                         ---------------------
                                                          Without
                                                           Over-    With Over-
                                               Per Share allotment  allotment
                                               --------- ---------- ----------
Underwriting discounts and commissions to be
 paid by us...................................   $0.70   $2,100,000 $2,415,000

   We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $1.6 million.

   We have granted to the underwriters an option to purchase up to an aggregate of 450,000 additional ordinary shares, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional ordinary shares proportionate to that underwriter's initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the ordinary shares to the underwriters.

   We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. Our principal shareholders and all of our officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. Without the prior written consent of Lehman Brothers Inc., some of the individuals participating in the directed share program will be prohibited from disposing of shares of common stock for a period of up to 90 days after the date of this prospectus.

   Prior to the offering, there has been no public market for ordinary shares. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of the ordinary shares, the representatives considered prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

   We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

   Until the distribution of the ordinary shares is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase ordinary shares. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the ordinary shares. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares.

   The underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

   The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of ordinary shares offered by them.

   The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase ordinary shares in the open market to reduce the underwriters' short position or to stabilize the price of the ordinary shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid could have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

   Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province in Canada in which the sale is made.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in such transactions or that any such transaction, once commenced, will not be discontinued without notice.

   Purchasers of the ordinary shares offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

   At our request, Lehman Brothers Inc. has reserved up to 210,000 ordinary shares, or 7% of the ordinary shares offered by this prospectus, for sale pursuant to a directed share program to our officers, directors, employees (and their family members), customers, suppliers, and personal friends of our directors and executive officers. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. Commitments may be withdrawn at any time before they are accepted, which must be after effectiveness of the registration statement. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

   Lehman Brothers Inc. acted as the placement agent for the investment in our preferred shares in March 2000 and received customary fees in connection therewith.

                                 LEGAL MATTERS

   The validity of the ordinary shares being offered hereby and certain other legal matters in connection with this offering with respect to Israeli law will be passed upon for us by Goldfarb, Levy, Eran & Co., our Israeli counsel. Partners of Goldfarb, Levy, Eran & Co. beneficially own approximately 13,000 ordinary shares. Certain legal matters in connection with this offering with respect to United States law will be passed upon for us by Fulbright & Jaworski L.L.P., our U.S. counsel. Certain legal matters in connection with this offering with respect to Israeli law will be passed upon for the underwriters by Naschitz, Brandes & Co., Israeli counsel to the underwriters, and by Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the underwriters with respect to United States law.

                                    EXPERTS

   Our financial statements at December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 appearing in this prospectus have been audited by Kesselman & Kesselman, independent certified public accountants in Israel, and a member of PricewaterhouseCoopers International Limited, whose report thereon appears in this prospectus in reliance on the report of such accountants given on the authority of such firm as experts in auditing and accounting.

                      ENFORCEABILITY OF CIVIL LIABILITIES

   Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

   We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran & Co., that original actions may not be instituted in Israel to enforce civil liabilities under the Securities Act and the Exchange Act. However, Israeli courts are authorized to enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter provided that:

  . the application for enforcement was filed within five years after the judgment;

  . adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

  . the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;

  . the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

  . the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

  . an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the United States court; and

  . the U.S. court is not prohibited by law from enforcing judgments of Israel courts.

   Pursuant to the underwriting agreement, we have irrevocably appointed MIND C.T.I. Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection therewith. This does not limit the appointment of MIND C.T.I. Inc. in this registration statement as our agent to receive service of process in any action against us in any other federal or state court in the United States.

   If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are necessarily summaries of these documents and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. You may read and copy the registration statement, including the exhibits and schedules thereto, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

   As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States Law will be available for public review at our principal executive offices.

                                MIND C.T.I. LTD.
                            (An Israeli Corporation)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................  F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999 and
 (Unaudited) March 31, 2000...............................................  F-3

Consolidated Statements of Income for the Years Ended December 31, 1997,
 1998 and 1999 and the (Unaudited) Three Months Ended March 31, 1999 and
 2000.....................................................................  F-4

Consolidated Statements of Changes in Shareholders' Equity (Capital
 Deficiency) for the Years Ended December 31, 1997, 1998 and 1999 and the
 (Unaudited) Three Months Ended March 31, 2000............................  F-5

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1998 and 1999 and the (Unaudited) Three Months Ended March 31, 1999
 and 2000.................................................................  F-6

Notes to Consolidated Financial Statements................................  F-7

                      [PricewaterhouseCoopers Letterhead]
                         REPORT OF INDEPENDENT AUDITORS

To the shareholders of MIND C.T.I. Ltd.

  We have audited the consolidated balance sheets of MIND C.T.I. Ltd. (the "Company") and its subsidiary as of December 31, 1998 and 1999 and the related consolidated statements of income, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those auditing standards are substantially similar to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a fair basis for our opinion.

  In our opinion, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 1998 and 1999 and the results of their operations, changes in shareholders' equity (capital deficiency) and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                  Kesselman & Kesselman
                               Certified Public Accountants (Isr.)

Tel-Aviv, Israel
 March 30, 2000,
 except for Notes 5 and 6a(2), for which the date is May 1, 2000

                                MIND C.T.I. LTD.

                          CONSOLIDATED BALANCE SHEETS

                                                                       Pro Forma
                                                                      Information
                                                                       (Note 1o)
                                                                      -----------
                                             December 31,
                                             -------------  March 31,  March 31,
                                              1998   1999     2000       2000
                                             ------ ------  --------- -----------
                                                                 (Unaudited)
                                               (In thousands of U.S. dollars)
                   Assets
 CURRENT ASSETS (Note 8):
   Cash and cash equivalents...............  $  803 $2,646   $16,473    $16,473
   Short-term investments (Note 9a)........     203    754       134        134
   Accounts receivable (Note 9b):
     Trade.................................   1,200  2,577     2,550      2,550
     Other.................................     123    250       127        127
   Inventories.............................      88     37        35         35
                                             ------ ------   -------    -------
       Total current assets................   2,417  6,264    19,319     19,319
                                             ------ ------   -------    -------
 PROPERTY AND EQUIPMENT (Note 2):
   Cost....................................     953  1,392     1,536      1,536
   Less--accumulated depreciation and
    amortization...........................     284    421       482        482
                                             ------ ------   -------    -------
                                                669    971     1,054      1,054
                                             ------ ------   -------    -------
 OTHER ASSETS (Note 9c)....................     131    258       290        290
                                             ------ ------   -------    -------
       Total assets........................  $3,217 $7,493   $20,663    $20,663
                                             ====== ======   =======    =======
 Liabilities and shareholders' equity (net
           of capital deficiency)
 CURRENT LIABILITIES (Note 8):
   Accounts payable and accruals:
     Trade.................................  $  171 $  201   $   427    $   427
     Other (Note 9d).......................   1,065  1,648     2,818      2,818
   Declared dividend.......................     --     --      2,013      2,013
                                             ------ ------   -------    -------
       Total current liabilities...........   1,236  1,849     5,258      5,258
 ACCRUED SEVERANCE PAY (Note 3)............     221    424       533        533
                                             ------ ------   -------    -------
       Total liabilities...................   1,457  2,273     5,791      5,791
                                             ------ ------   -------    -------
 COMMITMENTS (Note 4)
 MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED SHARES OF NIS 0.01 PAR VALUE (A
  preferred shares--111,111 shares; B
  preferred shares--27,778 shares;
  liquidation value of $15,000,000)(Note
  5).......................................                   20,778
                                                             -------
 SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
  (Note 6):
   Share capital--ordinary shares of NIS
    0.01 par value (authorized 85,222,220
    shares; issued and outstanding:
    December 31, 1998--12,246,000 shares;
    December 31, 1999--14,892,000 shares;
    March 31, 2000: actual--14,336,440
    shares; pro forma--17,114,220 shares--
    unaudited).............................      36     36        36         43
   Additional paid-in capital..............   1,067  3,680     1,364     22,135
   Deferred stock compensation.............     --    (274)     (880)      (880)
   Retained earnings (accumulated
    deficit)...............................     657  1,778    (6,426)    (6,426)
                                             ------ ------   -------    -------
       Total shareholders' equity (capital
        deficiency)........................   1,760  5,220    (5,906)    14,872
                                             ------ ------   -------    -------
       Total liabilities and shareholders'
        equity (net of capital
        deficiency)........................  $3,217 $7,493   $20,663    $20,663
                                             ====== ======   =======    =======

    The accompanying notes are an integral part of the financial statements.

                                MIND C.T.I. LTD.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                Three Months
                                          Years Ended December  Ended March
                                                  31,               31,
                                          -------------------- --------------
                                           1997   1998   1999   1999   2000
                                          ------ ------ ------ ------ -------
                                                                (Unaudited)
                                            (In thousands of U.S. dollars,
                                                except per share data)
REVENUES (Note 10a):
  Sales of licenses...................... $1,500 $3,385 $6,791 $1,287 $ 2,642
  Services...............................    491    685  1,405    298     529
                                          ------ ------ ------ ------ -------
Total Revenues ..........................  1,991  4,070  8,196  1,585   3,171
COST OF REVENUES.........................    432    631  1,318    288     423
                                          ------ ------ ------ ------ -------
GROSS PROFIT.............................  1,559  3,439  6,878  1,297   2,748
RESEARCH AND DEVELOPMENT EXPENSES--net
 (excluding $9,000 and $31,000 of non-
 cash compensation in 1999 and in the
 three months ended March 31, 2000
 (unaudited), respectively) (Note 10b)...    397  1,049  1,918    417     894
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES (excluding $1,000, $1,000,
 $17,000, and $47,000 of non-cash
 compensation in 1997, 1998, 1999 and in
 the three months ended March 31, 2000
 (unaudited), respectively) (Note 10c):
  Selling expenses.......................    430  1,055  2,110    429     809
  General and administrative expenses....    352    591  1,000    219     363
NON-CASH COMPENSATION....................      1      1     26    --       78
                                          ------ ------ ------ ------ -------
OPERATING INCOME.........................    379    743  1,824    232     604
FINANCIAL AND OTHER INCOME--net (Note
 10d)....................................     77     99    137     15      21
                                          ------ ------ ------ ------ -------
INCOME BEFORE TAXES ON INCOME............    456    842  1,961    247     625
TAXES ON INCOME (Note 7).................    114    201    447     58     144
                                          ------ ------ ------ ------ -------
NET INCOME...............................    342    641  1,514    189     481
ACCRETION OF MANDATORILY REDEEMABLE
 CONVERTIBLE A PREFERRED SHARES TO
 MANDATORY REDEMPTION VALUE (Note 5).....    --     --     --     --   (6,672)
                                          ------ ------ ------ ------ -------
NET INCOME (LOSS) APPLICABLE TO ORDINARY
 SHARES.................................. $  342 $  641 $1,514 $  189 $(6,191)
                                          ====== ====== ====== ====== =======
EARNINGS (LOSS) PER ORDINARY SHARE (Note
 10e):
  Basic.................................. $ 0.03 $ 0.05 $ 0.10 $ 0.01 $ (0.42)
                                          ====== ====== ====== ====== =======
  Diluted................................ $ 0.03 $ 0.05 $ 0.10 $ 0.01 $ (0.42)
                                          ====== ====== ====== ====== =======
WEIGHTED AVERAGE NUMBER OF ORDINARY
 SHARES USED IN COMPUTATION OF EARNING
 (LOSS) PER ORDINARY SHARE--IN THOUSANDS
 (Note 10e):
  Basic.................................. 11,163 12,246 14,667 13,928  14,892
                                          ====== ====== ====== ====== =======
  Diluted................................ 11,200 12,283 14,984 14,115  14,892
                                          ====== ====== ====== ====== =======

    The accompanying notes are an integral part of the financial statements.

                                MIND C.T.I. LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                              (CAPITAL DEFICIENCY)

                              Share Capital                                 Retained
                          --------------------- Additional                  Earnings
                            Number of            Paid-In   Deferred Stock (Accumulated
                              Shares     Amount  Capital    Compensation    Deficit)    Total
                          -------------- ------ ---------- -------------- ------------ -------
                          (In thousands)            (In thousands of U.S. dollars)
BALANCE AT JANUARY 1,
 1997...................      10,390      $36    $    23       $  (2)       $    41    $    98
CHANGES DURING 1997:
 Net income.............         --       --         --          --             342        342
 Issuance of ordinary
  shares in August 1997,
  net of share issuance
  costs of $14,000 (Note
  6a(4))................       1,856        *      1,044         --             --       1,044
 Amortization of
  deferred compensation
  related to employee
  stock option grants...         --       --         --            1            --           1
 Dividend declared......         --       --         --          --            (228)      (228)
                              ------      ---    -------       -----        -------    -------
BALANCE AT DECEMBER 31,
 1997...................      12,246       36      1,067          (1)           155      1,257
CHANGES DURING 1998:
 Net income.............         --       --         --          --             641        641
 Amortization of
  deferred compensation
  related to employee
  stock option grants...         --       --         --            1                         1
 Dividend declared......         --       --         --          --            (139)      (139)
                              ------      ---    -------       -----        -------    -------
BALANCE AT DECEMBER 31,
 1998...................      12,246       36      1,067         --             657      1,760
CHANGES DURING 1999:
 Net income.............         --       --         --          --           1,514      1,514
 Exercise of warrants to
  purchase ordinary
  shares in January
  1999, net of issuance
  costs of $23,000 (Note
  6a(4))................       2,646        *      2,313         --             --       2,313
 Deferred compensation
  related to employee
  stock option grants...         --       --         300        (300)           --
 Amortization of
  deferred compensation
  related to employee
  stock option grants...         --       --         --           26            --          26
 Dividend declared......         --       --         --          --            (393)      (393)
                              ------      ---    -------       -----        -------    -------
BALANCE AT DECEMBER 31,
 1999...................      14,892       36      3,680        (274)         1,778      5,220
CHANGES DURING THE THREE
 MONTHS PERIOD ENDED
 MARCH 31, 2000
 (unaudited):
 Net income.............         --       --         --          --             481        481
 Dividend declared......         --       --         --          --          (2,013)    (2,013)
 Deemed purchase and
  cancellation of
  ordinary shares on
  March 30, 2000, which
  were exchanged for
  mandatorily redeemable
  convertible B
  preferred shares (Note
  5) ...................        (556)       *     (3,000)        --             --      (3,000)
 Accretion of
  mandatorily redeemable
  convertible A
  preferred shares to
  mandatory redemption
  value (Note 5)........         --       --         --          --          (6,672)    (6,672)
 Deferred compensation
  related to employee
  stock option grants...         --       --         684        (684)           --         --
 Amortization of
  deferred compensation
  related to employee
  stock option grants...         --       --         --           78            --          78
                              ------      ---    -------       -----        -------    -------
BALANCE AT MARCH 31,
 2000 (unaudited).......      14,336       36      1,364        (880)        (6,426)    (5,906)
 Conversion of
  mandatorily redeemable
  convertible A and B
  preferred shares into
  ordinary shares
  (unaudited)...........       2,778        7     20,771         --             --      20,778
                              ------      ---    -------       -----        -------    -------
PRO FORMA BALANCE AT
 MARCH 31, 2000
 (unaudited)............      17,114      $43    $22,135       $(880)       $(6,426)   $14,872
                              ======      ===    =======       =====        =======    =======

--------
*  Represents an amount less than $1,000.

    The accompanying notes are an integral part of the financial statements.

                                MIND C.T.I. LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Three Months
                                           Years Ended              Ended
                                          December 31,            March 31,
                                      -----------------------  ----------------
                                       1997    1998    1999     1999     2000
                                      ------  ------  -------  -------  -------
                                                                 (Unaudited)
                                         (In thousands of U.S. dollars)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income.........................  $  342  $  641  $ 1,514  $   189  $   481
 Adjustments to reconcile net income
  to net cash provided by or used in
  operating activities:
 Depreciation and amortization......      81     128      196       40       70
 Deferred income taxes--net.........      35     131      294       53     (529)
 Compensation expense resulting
  from options granted to
  employees.........................       1       1       26      --        78
 Accrued severance pay--net.........      25      28       89       44       86
 Capital loss on sale of property
  and equipment--net................     --        3        9      --         4
 Erosion of principal of long-term
  loans from shareholders
  denominated in Israeli currency
  and linked to the Israeli
  consumer price index..............      (9)     (3)     --       --       --
 Unrealized loss (gain) from
  trading securities................     (32)      5      (19)      (6)      (8)
 Interest accrued on short-term
  bank deposits.....................     --      --       (29)      (7)      (2)
 Changes in operating asset and
  liability items:
  Purchase of trading securities....    (854)    --       --       --       --
  Proceeds from sale of trading
   securities.......................     102     576       96      --       --
  Decrease (increase) in accounts
   receivable:
   Trade............................    (519)   (397)  (1,377)     (60)      27
   Other............................      (9)    (65)    (127)      (3)     152
  Increase (decrease) in accounts
   payable and accruals:
   Trade............................      60      61       30      (20)     226
   Other............................     213     478      276      (55)     767
  Decrease (increase) in
   inventories......................     (15)    (62)      51       49        2
                                      ------  ------  -------  -------  -------
 Net cash provided by (used in)
  operating activities..............    (579)  1,525    1,029      224    1,354
                                      ------  ------  -------  -------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of property and
  equipment.........................    (210)   (425)    (526)     (49)    (159)
 Investment in short-term bank
  deposits..........................     --      --    (1,410)  (1,410)     630
 Withdrawal of short-term bank
  deposits..........................     --      --       811      --       --
 Proceeds from sale of property and
  equipment.........................      10       3       19      --         2
                                      ------  ------  -------  -------  -------
 Net cash provided by (used in)
  investing activities..............    (200)   (422)  (1,106)  (1,459)     473
                                      ------  ------  -------  -------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Issuance of ordinary shares (net of
  share issuance costs).............   1,044     --     2,313    2,313      --
 Issuance of mandatorily redeemable
  convertible A preferred shares....     --      --       --       --    12,000
 Short-term bank credit--net........     (26)    --       --         5      --
 Repayment of long-term bank loans..     (48)    (45)     --       --       --
 Repayment of loans from
  shareholders......................     (53)    (27)     --       --       --
 Dividends paid.....................    (101)   (266)    (393)     --       --
                                      ------  ------  -------  -------  -------
 Net cash provided by (used in)
  financing activities..............     816    (338)   1,920    2,318   12,000
                                      ------  ------  -------  -------  -------
NET INCREASE IN CASH AND CASH
 EQUIVALENTS........................      37     765    1,843    1,083   13,827
BALANCE OF CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD.............       1      38      803      803    2,646
                                      ------  ------  -------  -------  -------
BALANCE OF CASH AND CASH EQUIVALENTS
 AT END OF PERIOD...................  $   38  $  803  $ 2,646  $ 1,886  $16,473
                                      ======  ======  =======  =======  =======
SUPPLEMENTARY DISCLOSURE OF CASH
 FLOW INFORMATION--
 cash paid during the period for:
 Interest...........................  $   15  $   12  $     5  $   --   $   --
                                      ======  ======  =======  =======  =======
 Income tax.........................  $   69  $  133  $   210  $    11  $    76
                                      ======  ======  =======  =======  =======

    The accompanying notes are an integral part of the financial statements.

                                MIND C.T.I. LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies, applied on a consistent basis, are as follows:

a. General:

 1) Nature of operations

   MIND C.T.I. Ltd. (the "Company"), an Israeli corporation develops, manufactures and markets real-time billing and customer care software for Voice over Internet Protocol service providers. The Company also provides a call management system used by organizations for call accounting, traffic analysis and fraud detection.

 2) Functional currency

   The currency of the primary economic environment in which the operations of the Company and its wholly-owned subsidiary are conducted is the U.S. dollar ("dollar" or "$"). Most of the Company's revenues are derived from sales outside of Israel which are denominated primarily in dollars. To the extent that the Company's revenues are derived in Israeli currency linked to the dollar, contract amounts are stated in dollars and paid in Israeli currency linked to the changes in the exchange rate of the dollar and Israeli currency. In addition, most marketing costs are incurred outside Israel, primarily in dollars. Thus, the functional currency of the Company and its subsidiary is the dollar.

   Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of income, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, changes in inventories, etc.)-- historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

 3) Accounting principles

   The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

 4) Use of estimates in preparation of financial statements

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b. Principles of consolidation:

   1) The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.

   2) Intercompany balances and transactions were eliminated in consolidation.

                                MIND C.T.I. LTD.

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES--(Continued)

 c. Cash equivalents and short term bank deposits

   The Company and its subsidiary consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

   Bank deposits with an original maturity of more than three months but less than one year from date of deposit are presented as "short-term bank deposits" among "short-term investments."

 d. Marketable securities

   These securities--participation certificates in mutual funds--classified as "trading securities", are stated at redemption value, which is the fair value. The changes in redemption value of the securities are carried to financial income or expenses.

 e. Inventories

   Inventories are valued at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

 f. Property and equipment

   1) These assets are stated at cost.

   2) The assets are depreciated by the straight-line method, on basis of their estimated useful life.

   Annual rates of depreciation are as follows:

   Computers and electronic equipment..............................   15-33%
                                                                    (mainly 33%)
   Office furniture and equipment..................................    6-7%
   Vehicles........................................................    15%

   3) Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

 g. Impairment of long-lived assets

   Statement of Financial Accounting Standards ("FAS") No. 121 of the Financial Accounting Standards Board of the United States ("FASB"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if indicators of impairment are present, the existence of impairment is identified by comparing the carrying amount of the potentially impaired asset to the undiscounted cash flows from use and eventual disposition of that asset. If the carrying amount of the asset being evaluated is greater than the undiscounted cash flows from use and eventual disposition of that asset, then impairment is measured based on the excess, if any, of the carrying amount over the fair value of the asset. In the reported periods, no impairment loss has been recognized.

                                MIND C.T.I. LTD.

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES--(Continued)

h. Income taxes:

   1) Deferred income taxes are computed for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse.

   2) Taxes which would apply in the event of disposal of investment in subsidiary have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold this investment, not to realize it.

i. Revenue recognition:

 1) Sales of licenses

   On October 27, 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition". SOP 97-2 supersedes SOP 91-1 and provides guidance on when and in what amounts revenues should be recognized for the licensing, selling, leasing or otherwise marketing of computer software.

   SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company adopted SOP 97-2 as revised in SOP 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2" and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions."

   Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an agreement exists, the sales price is fixed or determinable and collectability is probable. Customization of the product, if any, is performed before delivery occurs.

   In cases where the Company installs the product, the revenue recognition is deferred until the installation is completed.

   The Company does not grant a right of return of products sold to customers, distributors and resellers.

   The Company renders maintenance and support services to its customers mainly for a period of one year from delivery. When revenue on sale of products is recognized, the Company defers a portion of the sales price (which is presented in the balance sheet as "deferred revenues" among "accounts payable and accruals--other,") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders solely maintenance and support services

 2) Maintenance, support and project management

   Such revenues are priced on a fixed price basis and are recognized ratably over the service period or as services are performed. See also (1) above.

   Project management consists of advice to the Company's customers regarding the deployment of billing and customer care software over their IP networks.

j. Research and development:

   Pursuant to FAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," research and development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time

                                MIND C.T.I. LTD.

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES--(Continued)

period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

   Royalty-bearing grants received from government departments for development of approved projects is recognized as a reduction of expenses as the related cost is incurred, since at the time the grants were received, successful development of the related projects was not assured.

k. Allowance for doubtful accounts

   The allowance is determined for specific debts doubtful of collection.

l. Advertising expenses

   These expenses are charged to income as incurred. Advertising expenses totaled $28,000, $106,000 and $215,000 in the years ended December 31, 1997, 1998 and 1999, respectively, and (unaudited) $47,000 and $77,000 in the three months ended March 31, 1999 and 2000, respectively.

m. Comprehensive income

   The Company has no comprehensive income components other than net income.

n. Interim financial information

   The unaudited consolidated financial statements at March 31, 2000 and for the three month periods ended March 31, 1999 and 2000 have been prepared in accordance with GAAP for interim financial information and with Article 10 of Regulation S-X of the United States Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

o. Unaudited pro forma balance sheet

   Upon the closing of the Company's anticipated initial public offering ("IPO"), each outstanding share of mandatorily redeemable convertible A and B preferred shares will automatically convert into 20 ordinary shares based on an IPO price of $10.00 per ordinary share. These transactions have been reflected in the unaudited pro forma balance sheet as if they occurred on March 31, 2000 (see Note 5).

                                MIND C.T.I. LTD.

NOTE 2--PROPERTY AND EQUIPMENT

   a. Composition of assets, grouped by major classification, is as follows:

                                                             Accumulated
                                                          depreciation and
                                         Cost               amortization
                                ----------------------- ---------------------
                                 December               December
                                    31,                    31,
                                -----------  March 31,  ---------  March 31,
                                1998  1999     2000     1998 1999    2000
                                ---- ------ ----------- ---- ---- -----------
                                 (In thousands of U.S.  (In thousands of U.S.
                                       dollars)               dollars)
                                            (Unaudited)           (Unaudited)
   Computers and electronic
    equipment.................. $290 $  534   $  651    $108 $206    $247
   Office furniture and
    equipment..................  174    266      297      37   53      59
   Vehicles....................  437    592      588      87  162     176
   Leasehold improvements......   52    --       --       52  --      --
                                ---- ------   ------    ---- ----    ----
                                $953 $1,392   $1,536    $284 $421    $482
                                ==== ======   ======    ==== ====    ====

   b. Depreciation and amortization expenses totaled $81,000, $128,000 and $196,000 in the years ended December 31, 1997, 1998 and 1999, respectively, and (unaudited) $40,000 and $70,000 in the three months ended March 31, 1999 and 2000, respectively.

NOTE 3--SEVERANCE PAY

   a. Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

   The severance pay liabilities covered by the pension funds are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

   The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

                                                      December
                                                         31,
                                                     ------------   March 31,
                                                     1998   1999      2000
                                                     -----  -----  -----------
                                                      (In thousands of U.S.
                                                            dollars)
                                                                   (Unaudited)
   Accrued severance pay............................ $ 221  $ 424     $ 533
   Less--amounts funded (presented in "other
    assets")........................................  (126)  (240)     (263)
                                                     -----  -----     -----
   Unfunded balance................................. $  95  $ 184     $ 270
                                                     =====  =====     =====

   The amounts of accrued severance pay as above cover the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay.

   The Company may only make withdrawals from the amounts funded with severance pay and pension funds and by insurance policies for the purpose of paying severance pay.

                                MIND C.T.I. LTD.

NOTE 3--SEVERANCE PAY--(Continued)

   b. The severance pay expenses were $78,000, $83,000 and $201,000 in the years ended December 31, 1997, 1998 and 1999, respectively, and (unaudited) $68,000 and $128,000 in the three months ended March 31, 1999 and 2000, respectively.

   c. The earnings on the amounts funded were $1,000, $6,000 and $16,000 in the years ended December 31, 1997, 1998 and 1999, respectively, and (unaudited) $4,000 and $11,000 in the three months ended March 31, 1999, and 2000, respectively.

NOTE 4--LEASE COMMITMENTS

 a. Leasing of premises

   The premises occupied by the Company and its subsidiary are rented under various operating lease agreements. The lease agreements for the premises expire on various dates between 2002 and 2004.

   Future minimum lease commitments of the Company and its subsidiary under the above leases, at exchange rates in effect on March 31, 2000, are as follows:

                                                                 (In thousands
                                                                of U.S. dollars)
                                                                ----------------
   Nine months ending December 31, 2000........................      $  234
   Years Ending December 31:
     2001......................................................         312
     2002......................................................         317
     2003......................................................         260
     2004......................................................         266
                                                                     ------
                                                                     $1,389
                                                                     ======

   The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "Israeli CPI").

   Rental expense totaled $51,000, $77,000 and $201,000 in the years ended December 31, 1997,1998 and 1999, respectively, and (unaudited) $50,000 and $76,000 in the three months ended March 31, 1999 and 2000, respectively.

 b. Leasing of motor vehicles

   In 2000, the Company has entered into operating lease agreements for use of motor vehicles. The lease agreements expire on various dates between 2002 and 2003.

   Future minimum lease commitments of the Company under the above leases, at exchange rates in effect on March 31, 2000, are as follows:

                                                                 (In thousands
                                                                of U.S. dollars)
                                                                ----------------
   Nine Months Ending December 31, 2000........................       $ 80
   Years Ending December 31:
     2001......................................................        107
     2002......................................................        107
     2003......................................................         11
                                                                      ----
                                                                      $305
                                                                      ====

                                MIND C.T.I. LTD.

NOTE 4--LEASE COMMITMENTS--(Continued)

   The rental payments are payable in Israeli currency linked to the Israeli
CPI.

   Rental expense totaled (unaudited) $8,000 in the three months ended March 31, 2000.

NOTE 5--MANDATORILY REDEEMABLE CONVERTIBLE A AND B PREFERRED SHARES

   a. As of March 31, 2000, the mandatorily redeemable convertible preferred shares are composed as follow:

                                                           Original Mandatory
                                               Issued and   Gross   Redemption
                                               Outstanding Proceeds   Value
                                               ----------- -------- ----------
                                               (Number of   (In thousands of
                                                 Shares)      U.S. dollars)
   A preferred shares of NIS 0.01 par value...   111,111   $12,000   $17,778
   B preferred shares of NIS 0.01 par value...    27,778     3,000     3,000
                                                 -------   -------   -------
                                                 138,889   $15,000   $20,778
                                                 =======   =======   =======

   The A preferred shares were issued under an investment agreement among new investors, the Company and principal shareholders, dated March 30, 2000, for consideration of $12,000,000.

   Issuance costs of $894,000, which are included in accounts payable and accruals at March 31, 2000 (see Note 9d), are charged against the recorded amount of the A preferred shares before any accretion.

   The B preferred shares were issued on March 30, 2000 in exchange for ordinary shares held by one of the Company's principal shareholders. Concurrent with the exchange, this principal shareholder sold the B preferred shares to an investor group which was the same as the investors in the A preferred shares. The Company received no cash as a result of this sale.

   b. The A and B preferred shares confer upon their holders the same rights as the ordinary shares (see Note 6a(3)), have conversion rights, redemption rights and a preference in liquidation as stipulated in the articles of association of the Company and a mechanism of anti-dilution in the event of issuance of shares at a price per share lower than the price the holders of the preferred shares paid.

   The A and B preferred shares are convertible into ordinary shares, at the holder's option, at any time after 12 months from the date of issuance. The A and B preferred shares will automatically be converted into ordinary shares upon the occurrence of a liquidity event, including an IPO (see also below). In this case the conversion ratio of the B preferred shares will be one to twenty and the number of ordinary shares into which the B preferred shares will be converted is 555,560 ordinary shares. The conversion ratio of the A preferred shares will be between one to sixteen and one to twenty, depending on the IPO price per ordinary share. If such IPO price per ordinary share is at least $13.50, the number of ordinary shares into which the A preferred shares will be converted will be 1,777,776 shares. If such IPO price per ordinary share is $10.80 or less, the number of ordinary shares into which the A preferred shares will be converted will be 2,222,220 shares. If such IPO price per ordinary share ranges between $10.80 and $13.50, the conversion value shall be adjusted on a straight line basis interpolation.

   Under the Articles of Association of the Company, in the event of a liquidity event as described below, the holders of the A and B preferred shares will receive an amount in cash before the holders of the ordinary shares receive any distribution, equal to the greater of (a) the sum of $108 per preferred share plus an amount

                                MIND C.T.I. LTD.

NOTE 5--MANDATORILY REDEEMABLE CONVERTIBLE A AND B PREFERRED SHARES--
(Continued)

equivalent to a dividend of 4.5% compounded annually since March 30, 2000, or
(b) an amount such preferred holder would have received had the preferred shares been converted into ordinary shares immediately prior to the liquidity event. These liquidity events include: (i) a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; (ii) a sale of shares by the Company or by one or more of its shareholders, merger or similar transaction involving the Company, as the result of which those persons who held 100% of the voting stock of the Company immediately prior to such transaction do not hold more than 50% of the voting stock of the Company (or the surviving or resulting entity) after giving effect to such transaction or
(iii) the sale or licensing of all or substantially all of the assets of the Company.

   The occurrence of such an event is deemed to be liquidation of the Company, as stated above. However, because the redemption in the event of a deemed liquidation is not solely within the control of the Company, the mandatorily redeemable convertible preferred shares have been presented outside of permanent shareholders' equity in the balance sheet. These rights expire upon the conversion of the A and B preferred shares into ordinary shares, which will automatically occur upon an IPO.

   c. In connection with the issuance of the A and B preferred shares, the amounts of $5,778,000 and $1,445,000, representing the beneficial conversion features will be amortized against retained earnings (accumulated deficit) over a period that commenced upon issuance (March 30, 2000), and ending upon the earlier of 12 months from the date of issuance or the date of an IPO. The amount of amortization in the three months period ended March 31, 2000 was nominal and was not recorded. The amounts of $5,778,000 and $1,445,000 are calculated as the difference between the per share conversion price and the deemed fair value of an ordinary share at the issuance date, multiplied by the applicable number of equivalent ordinary shares.

   d. The Company, its existing shareholders and the investors in the A and B preferred shares entered into a redemption agreement on March 30, 2000, concurrently with the purchase of the A and B preferred shares. The redemption agreement provides that, if a liquidity event as described in b. above has not occurred by March 30, 2005, the holders of the A and B preferred shares will be entitled to cause a sale of the Company or redemption of the A and B preferred shares at an amount equal to the higher of (a) fair market value of the preferred shares (as determined by appraisal, if requested), or (b) the amount as determined in the case of a liquidity event as described above. However, any amount paid in redemption of the B preferred shares is payable only to the extent of profits of the Company earned since the date of issuance (March 30, 2000), since as of March 31, 2000, the Company has an accumulated deficit.

   Accordingly, the A preferred shares are classified outside of permanent shareholders' equity at March 31, 2000, at their expected mandatory redemption value of $17,778,000. In addition, as a result of the forgoing, the Company recognized a charge to accumulated deficit, which was accreted for the three months ended March 31, 2000 in the amount of $6,672,000. This amount reflects the difference between the redemption value of the A preferred shares and the net proceeds received by the Company for the issuance of those shares. The B preferred shares are also classified outside of permanent shareholders' equity at their estimated fair value of $3,000,000 at March 31, 2000, with a like amount recorded as a reduction of additional paid-in capital representing the deemed purchase and cancellation of the ordinary shares which were exchanged for the B preferred shares. The B preferred shares will be increased by a charge to retained earnings (accumulated deficit) in the future to the extent that the Company has net income, up to the redemption amounts as determined in the preceding paragraph.

                                MIND C.T.I. LTD.

NOTE 6--SHAREHOLDERS' EQUITY

 a. Share capital:

   1) In January 1998, the shareholders of the Company resolved to split every ordinary share of NIS 1 par value into 100 ordinary shares of NIS 0.01 par value. All per share amounts and shares outstanding in these financial statements have been adjusted to give retroactive effect to the stock split.

   2) On April 30, 2000, the shareholders of the Company resolved to increase the authorized share capital to 88,000,000 shares of NIS 0.01 par value (85,222,220 ordinary shares, 2,222,220 mandatorily redeemable convertible A preferred shares and 555,560 mandatorily redeemable convertible B preferred shares).

   On April 30, 2000 the Board of Directors of the Company resolved to allot a stock dividend (bonus shares) at the rate of 19 ordinary shares for each ordinary share. All per ordinary share amounts and ordinary shares outstanding in these financial statements have been adjusted to give retroactive effect to the stock dividend.

   3) Each ordinary share of NIS 0.01 par value confers upon its holder the right to receive cash dividends and stock dividends, the right to a share in the Company's assets upon liquidation, based on paid up par value, not taking into account any premium and the right to vote at shareholders' meetings.

   4) Under an agreement entered into in August 1997, the Company issued 1,856,000 ordinary shares of NIS 0.01 par value to an investor, in consideration of $1,044,000 ($0.56 per share), net of issuance costs of $14,000. In addition, the Company granted the investor a warrant to increase its holdings up to 30% of the Company's shares at a price of $0.88 per share.

   In January 1999, the investor exercised the warrant and the Company issued thereto 2,646,000 additional ordinary shares of NIS 0.01 par value, in consideration of $2,313,000, net of issuance costs of $23,000.

 b. Option plans:

   1) In December 1995, an employee was granted an option to purchase 50,000 ordinary shares of NIS 0.01 par value for $7,500 ($0.15 per share). The options are exercisable through December 31, 2001. As of December 31, 1999 and March 31, 2000, all such options are fully vested.

   The compensation expense that was charged against income in each of the years ended December 31, 1997 and 1998 in respect of such option is $1,000.

   2) In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 (the "1998 Plan"). Under the 1998 Plan, options for up to 1,058,000 ordinary shares of NIS 0.01 par value are to be granted to senior employees. Immediately upon issuance, the shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

   The 2000 amendment changed the number of options that can be granted under the 1998 Plan and enabled the Company to grant options to employees of the U.S. subsidiary.

   The Board of Directors determines the exercise price and the vesting period of the options granted.

   The options vest over three to five years (mainly three years), commencing on the date of grant (usually 33% each year).

   Any option not exercised by January 1, 2006 will expire.

                                MIND C.T.I. LTD.

NOTE 6--SHAREHOLDERS' EQUITY (Continued)

   The 1998 Plan, in respect of Israeli employees, is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of shares allotted under the plan at a price exceeding the exercise price, when the related capital gains tax is payable by the employee. The Company has not recorded a tax benefit because it anticipates that the tax benefit will be nominal, as most of its income during the period the options may be exercised will be tax exempt (see Note 7a).

   The 1998 Plan supersedes any previous commitments to grant options or shares to employees who were granted options under that plan.

   The following is a summary of the status of the 1998 Plan as of December 31, 1998 and 1999 and as of March 31, 2000 and changes during the periods then ended:

                                Years Ended December 31,         Three Months
                            ---------------------------------- Ended March 31,
                                  1998             1999              2000
                            ---------------- ----------------- -----------------
                                    Weighted          Weighted          Weighted
                                    Average           Average           Average
                                    Exercise          Exercise          Exercise
                            Number   Price   Number    Price   Number    Price
                            ------- -------- -------  -------- -------  --------
                                                                 (unaudited)
   Options outstanding at
    beginning of period....     --   $ --    221,220   $ 0.57  413,220   $1.16
   Changes during period:
     Granted............... 221,220   0.57   207,000     1.77  312,600    4.93
     Forfeited.............     --     --    (15,000)    0.98  (45,000)   2.33
                            -------  -----   -------   ------  -------   -----
   Options outstanding at
    end of period.......... 221,220  $0.57   413,220   $ 1.16  680,820   $2.81
                            =======  =====   =======   ======  =======   =====
   Options exercisable at
    end of period..........     --   $ --     53,000   $ 0.57  110,000   $0.69
                            =======  =====   =======   ======  =======   =====
   Weighted average fair
    value of options
    granted during the
    period*................ $  0.19          $  1.99           $  3.78
                            =======          =======           =======

--------
* The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions.

                                                   Years Ended      Three Months
                                                  December 31,         Ended
                                                  ---------------    March 31,
                                                   1998     1999        2000
                                                  ------   ------   ------------
                                                                    (Unaudited)
Dividend yield...................................      0%       0%        0%
Expected volatility..............................     50%      53%       53%
Risk-free interest rate..........................      5%       5%        5%
Expected lives--in years.........................      2        2         2

                                MIND C.T.I. LTD.

NOTE 6--SHAREHOLDERS' EQUITY--(Continued)

   3) The following table summarizes information about options outstanding and exercisable at December 31, 1999 and March 31, 2000 (unaudited):

            Options outstanding                      Options exercisable
--------------------------------------------- ---------------------------------
               Number     Weighted               Number     Weighted
            Outstanding    Average   Weighted Exercisable    Average   Weighted
 Range of        at       Remaining  Average       at       Remaining  Average
 Exercise   December 31, Contractual Exercise December 31, Contractual Exercise
  prices        1999        Life      Price       1999        Life      Price
 --------   ------------ ----------- -------- ------------ ----------- --------
                            Years                             Years
  $0.57       227,220          6      $0.57      53,000          6      $0.57
$0.60-2.50    168,000          6      $1.54         --         --         --
$2.55-5.00     18,000          6      $5.00         --         --         --
              -------                           -------
              413,220          6      $1.16      53,000          6      $0.57
              =======                           =======
            Options outstanding                      Options exercisable
--------------------------------------------- ---------------------------------
                          Weighted                          Weighted
               Number      Average   Weighted    Number      Average   Weighted
 Range of   Outstanding   Remaining  Average  Exercisable   Remaining  Average
 Exercise   at March 31, Contractual Exercise at March 31, Contractual Exercise
  prices        2000        Life      Price       2000        Life      Price
 --------   ------------ ----------- -------- ------------ ----------- --------
                            Years                             Years
  $0.57       227,220          5      $0.57      89,000          5      $0.57
$0.60-2.50    129,000          5      $1.25      21,000          5      $1.18
$2.55-5.00    324,600          5      $5.00         --         --         --
              -------                           -------
              680,820          5      $2.81     110,000          5      $0.69
              =======                           =======

   4) Accounting treatment of the 1998 Plan

   As permitted by FAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts, for the 1998 Plan using the treatment prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

   Accordingly, the difference, if any, between the fair value of the shares on the date of the grant of the options, and the exercise price of such options, is recorded as a compensation expense over the vesting period.

   In the year ended December 31, 1999 and in the three months ended March 31, 2000, the Company recorded $300,000 and (unaudited) $684,000, respectively, of deferred stock compensation for the excess of the deemed fair value of the ordinary shares over the exercise price at the date of grant of options to employees. The compensation expense is being amortized by the straight line method over the vesting period of the options. The compensation expense that has been charged against income in the year ended December 31, 1999 and in the three months ended March 31, 2000 is $26,000 and (unaudited) $78,000, respectively.

                                MIND C.T.I. LTD.

NOTE 6--SHAREHOLDERS' EQUITY--(Continued)

   Had compensation cost for the 1998 Plan been determined based on the fair value at the grant dates for awards granted under the 1998 Plan, consistent with the method of FAS 123, the Company's net income (loss) applicable to ordinary shares and earnings (loss) per ordinary share would have been reduced to the pro-forma amounts indicated below:

                                Years Ended December 31,      Three Months Ended March 31
                             ------------------------------ --------------------------------
                                  1998           1999            1999            2000
                             -------------- --------------- -------------- -----------------
                                                                      (unaudited)
                                As     Pro     As     Pro      As     Pro     As       Pro
                             reported forma reported forma  reported forma reported   forma
                             -------- ----- -------- ------ -------- ----- --------  -------
   Net income (loss)
    applicable to ordinary
    shares--in thousands of
    U.S. dollars...........   $ 641   $ 626  $1,514  $1,424  $ 189   $ 158 $(6,191)  $(6,222)
                              =====   =====  ======  ======  =====   ===== =======   =======
   Earnings per ordinary
    share--in U.S. dollars:
   Basic...................   $0.05   $0.05  $ 0.10  $ 0.10  $0.01   $0.01 $ (0.42)  $ (0.42)
                              =====   =====  ======  ======  =====   ===== =======   =======
   Diluted.................   $0.05   $0.05  $ 0.10  $ 0.10  $0.01   $0.01 $ (0.42)  $ (0.42)
                              =====   =====  ======  ======  =====   ===== =======   =======

 c. Dividends

   In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

NOTE 7--TAXES ON INCOME

 a. Tax benefits under the Law for the Encouragement of Capital Investments,
  1959

   The Company's production facilities have been granted "approved enterprise" status under the above law. Income derived from the approved enterprises is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise, since the Company has elected the "alternative benefits" scheme (involving waiver of investment grants).

   The period of tax benefits of the first approved enterprise, which commenced operation in 1995, will expire in 2004. The period of benefits of the second approved enterprise has not yet commenced.

   In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

   Through March 31, 2000, the Company distributed as a dividend most of the retained earnings derived from tax exempt income. Therefore, the Company recorded deferred and current taxes at the rate of 25% in respect of the amounts distributed. Most of such dividends was declared in March 2000. As from April 1, 2000, the Company intends to reinvest all of its income and not to distribute such income as dividends.

   The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

                                MIND C.T.I. LTD.

NOTE 7--TAXES ON INCOME--(Continued)

 b. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law")

   Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law. As explained in Note 1a(2), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency--both on annual and cumulative bases--causes a difference between taxable income and income reflected in these financial statements.

 c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

   The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents and certain other intangible property rights.

 d. Other applicable tax rates:

   1) Income from other sources in Israel

       Income not eligible for Approved Enterprise benefits is taxes at the regular rate of 36%.

   2) Income of the U.S. subsidiary

       The U.S. subsidiary is taxed according to tax laws in the United
    States.

 e. Deferred income taxes:

                                                      December
                                                         31,
                                                     ------------   March 31,
                                                     1998   1999      2000
                                                     -----  -----  -----------
                                                                   (Unaudited)
                                                      (In thousands of U.S.
                                                            dollars)
   1) Provided in respect of the following:
    Accrued vacation pay...........................  $   2  $   2      $ 2
    Accrued severance pay..........................      5      4        6
    Research and development expenses..............            36       48
    Dividend distributable from tax exempt income,
      see a. above.................................   (186)  (515)
                                                     -----  -----      ---
                                                     $(179) $(473)     $56
                                                     =====  =====      ===


   2) The deferred taxes are presented in the balance
    sheets as follows:
    Among current assets (liabilities).............  $(184) $(491)     $29
    As non-current assets..........................      5     18       27
                                                     -----  -----      ---
                                                     $(179) $(473)     $56
                                                     =====  =====      ===

  3) Paragraph 9(f) of FAS 109 creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from (i) changes in exchange rates, and (ii) indexing for tax purposes.

                                MIND C.T.I. LTD.

NOTE 7--TAXES ON INCOME--(Continued)

 f. Taxes on income included in the income statements:

   1) As follows:

                                                                      Three
                                                                     Months
                                                     Years Ended      Ended
                                                     December 31,   March 31,
                                                    -------------- -------------
                                                    1997 1998 1999 1999   2000
                                                    ---- ---- ---- -----  ------
                                                                   (Unaudited)
                                                      (In thousands of U.S.
                                                             dollars)
   Current:
     Israeli....................................... $ 79 $ 70 $153 $   5  $  645
     United States.................................  --   --   --    --       28
                                                    ---- ---- ---- -----  ------
                                                      79   70  153     5     673
   Deferred, see e. above..........................   35  131  294    53    (529)
                                                    ---- ---- ---- -----  ------
                                                    $114 $201 $447 $  58  $  144
                                                    ==== ==== ==== =====  ======

   2) Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:

                                                              Three Months
                                                                  Ended
                           Years Ended December 31,             March 31,
                         ---------------------------------  --------------------
                           1997       1998        1999        1999       2000
                         ---------  ---------  -----------  ---------  ---------
                                                               (Unaudited)
                                 (In thousands of U.S. dollars)
Income (loss) before
 taxes on income, as
 reported in the
 statements of income*.. $456  100% $842  100% $1,961  100% $247  100% $625  100%
                         ====  ===  ====  ===  ======  ===  ====  ===  ====  ===
Theoretical tax expense
 (benefit).............. $164   36% $303   36% $  706   36% $ 89   36% $225   36%
Less--tax benefits
 arising from approved
 enterprise status, see
 a. above...............  (50) (11)  (93) (11)   (216) (11)  (27) (11)  (69) (11)
                         ----  ---  ----  ---  ------  ---  ----  ---  ----  ---
                          114   25   210   25     490   25    62   25   156   25
Increase (decrease) in
 taxes resulting from
 permanent differences:
 Disallowable
  deductions............   21    5    30    4      33    2     9    3    15    2
 Differences between the
  basis of measurement
  of income reported for
  tax purposes and the
  basis of measurement
  of income for income
  for financial
  reporting purposes--
  net, see b. and e(3)
  above.................  (17)  (4)  (30)  (4)    (57)  (3)  (10)  (4)  (17)  (3)
 Other..................   (4)  (1)   (9)  (1)    (19)  (1)   (3)  (1)  (10)  (1)
                         ----  ---  ----  ---  ------  ---  ----  ---  ----  ---
Taxes on income......... $114   25% $201   24% $  447   23% $ 58   23% $144   23%
                         ====  ===  ====  ===  ======  ===  ====  ===  ====  ===
* As follows:
  Taxable in Israel..... $519       $837       $1,951       $244       $624
  Taxable in the United
   States...............  (63)         5           10          3          1
                         ----       ----       ------       ----       ----
                         $456       $842       $1,961       $247       $625
                         ====       ====       ======       ====       ====

                                MIND C.T.I. LTD.

NOTE 7--TAXES ON INCOME--(Continued)

 g. Tax assessments

   The Company has received final assessments from the tax authorities, following their audit through the year ended December 31, 1998. The U.S. subsidiary has not been assessed since incorporation in 1997. Any resulting taxes are recorded in the period the assessments are received.

NOTE 8--MONETARY BALANCES IN NON-DOLLAR CURRENCIES

                                                       March 31, 2000
                                             -----------------------------------
                                                Israeli Currency        Other
                                             ----------------------- Non-Dollar
                                               Linked*    Unlinked   Currencies
                                             ----------- ----------- -----------
                                             (Unaudited) (Unaudited) (Unaudited)
                                               (In thousands of U.S. dollars)
   Assets--current:
     Cash and cash equivalents..............    $--        $  328       $341
     Short-term investments.................     --           134        --
     Accounts receivable:
       Trade................................     --           999        120
       Other................................      22          --         --
                                                ----       ------       ----
                                                $ 22        1,461       $461
                                                ====       ======       ====
   Liabilities--current:
     Accounts payable and accruals:
       Trade................................    $--        $  327       $ 40
       Other................................     --         1,226        --
                                                ----       ------       ----
                                                $--        $1,553       $ 40
                                                ====       ======       ====

  --------
   * To the Israeli CPI.

                                MIND C.T.I. LTD.

NOTE 9--SUPPLEMENTARY BALANCE SHEET INFORMATION

                                                     December 31,
                                                     --------------   March 31,
                                                      1998    1999      2000
                                                     ------  ------  -----------
                                                                     (Unaudited)
                                                       (In thousands of U.S.
                                                             dollars)
  a. Short-term investments:
    Marketable securities*.........................  $  203  $  126    $  134
    Bank deposits**................................     --      628       --
                                                     ------  ------    ------
                                                     $  203  $  754    $  134
                                                     ======  ======    ======
    *  Including unrealized gain...................  $   27  $   25    $   33
                                                     ======  ======    ======
    ** The deposits were denominated in dollars and
       bore annual interest of 5.125%.
  b. Accounts receivable:
    1) Trade:
      Open accounts................................  $1,248  $2,807    $2,880
      Less--allowance for doubtful accounts........     (48)   (230)     (330)
                                                     ------  ------    ------
                                                     $1,200  $2,577    $2,550
                                                     ======  ======    ======
    2) Other:
      Government of Israel.........................  $   45  $  141    $  --
      Employees....................................      12      21        19
      Deferred income taxes, see Note 7e...........     --      --         29
      Related parties..............................      27      14        16
      Sundry.......................................      39      74        63
                                                     ------  ------    ------
                                                     $  123  $  250    $  127
                                                     ======  ======    ======
  c. Other assets:
    Amounts funded with severance pay funds and by
     insurance policies in respect of employee
     severance pay, see Note 3.....................  $  126  $  240    $  263
    Deferred income taxes, see Note 7e.............       5      18        27
                                                     ------  ------    ------
                                                     $  131  $  258    $  290
                                                     ======  ======    ======
  d. Accounts payable and accruals--other:
    Payroll and related expenses...................  $  227  $  287    $  456
    Accrued vacation pay...........................      46     100       103
    Deferred revenues, see Note 1i.................     473     617       748
    Government of Israel (March 31, 2000, mainly in
     respect of tax and dividend distributed from
     tax exempt income, see Note 7a)...............     --       35       478
    Deferred income taxes, see Note 7e.............     184     491       --
    Shareholders...................................       5     --          3
    Accrued costs in respect of preferred shares
     issuance, see Note 5..........................     --      --        894
    Accrued expenses and sundry....................     130     118       136
                                                     ------  ------    ------
                                                     $1,065  $1,648    $2,818
                                                     ======  ======    ======

 e. Concentration of credit risks

   Most of the Company's cash, cash equivalents, short-term bank deposits and marketable securities at December 31, 1998 and 1999 and March 31, 2000 were deposited with Israeli and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is remote.

                                MIND C.T.I. LTD.

NOTE 9--SUPPLEMENTARY BALANCE SHEET INFORMATION--(Continued)

   Most of the Company's revenue has historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

 f. Fair value of financial instruments

   The financial instruments of the Company and its subsidiary consist mainly of non-derivative assets and liabilities (items included in working capital). In view of their nature, the fair value of the financial instruments included in the working capital of the Company and its subsidiary is identical or close to their carrying value.

NOTE 10--SELECTED INCOME STATEMENT DATA

 a. Revenues:

   1) The Company has two product lines: (i) product line "A"--real-time billing and customer care software for Voice over IP service providers and (ii) product line "B"--software product to enterprises which is a call management system used by organizations for call accountancy, traffic analysis and fraud detection.

   Following are data regarding revenues classified by product lines:

                                                                   Three Months
                                              Years Ended December     Ended
                                                      31,            March 31,
                                              -------------------- -------------
                                               1997   1998   1999   1999   2000
                                              ------ ------ ------ ------ ------
                                                                    (Unaudited)
                                                (In thousands of U.S. dollars)
   Product line "A".......................... $  183 $  914 $3,529 $  208 $2,393
   Product line "B"..........................  1,808  3,156  4,667  1,377    778
                                              ------ ------ ------ ------ ------
                                              $1,991 $4,070 $8,196 $1,585 $3,171
                                              ====== ====== ====== ====== ======

   2) Following are data regarding geographical revenues classified by geographical location of the customers:

                                                                  Three Months
                                             Years Ended December     Ended
                                                     31,            March 31,
                                             -------------------- -------------
                                              1997   1998   1999   1999   2000
                                             ------ ------ ------ ------ ------
                                                                   (Unaudited)
                                               (In thousands of U.S. dollars)
   United States and Canada................. $   83 $  707 $2,068 $  281 $1,162
   Asia Pacific and other...................     15    117    894     60    927
   Europe (mainly--Germany).................    853  2,336  3,385    906    690
   Israel...................................  1,040    910  1,849    338    392
                                             ------ ------ ------ ------ ------
                                             $1,991 $4,070 $8,196 $1,585 $3,171
                                             ====== ====== ====== ====== ======

   Most of the Company's assets are located in Israel.

                                MIND C.T.I. LTD.

NOTE 10--SELECTED INCOME STATEMENT DATA--(Continued)

   3) The Company has one customer the revenue from which exceeds 10% of total revenues. The amount of revenues from that customer was $381,000, $1,316,000 and $1,574,000 in 1997, 1998 and 1999, respectively.

   4) In 1997 and 1998 the Company had revenues from a related party in the amount of $158,000 and $80,000, respectively.

 b. Research and development expenses--net:

                                                                       Three
                                                                      Months
                                                  Years Ended          Ended
                                                 December 31,        March 31,
                                              --------------------  -----------
                                              1997    1998   1999   1999  2000
                                              -----  ------ ------  ----- -----
                                                                    (Unaudited)
                                              (In thousands of U.S. dollars)
   Expenses incurred:
     Payroll and related expenses...........  $ 513  $  993 $1,702  $ 354 $ 757
     Depreciation and amortization..........     22      38     96     12    32
     Other..................................      8      18    148     51   105
                                              -----  ------ ------  ----- -----
                                                543   1,049  1,946    417   894
   Less--royalty bearing participations from
    the Government of Israel*...............   (146)    --     (28)   --    --
                                              -----  ------ ------  ----- -----
                                              $ 397  $1,049 $1,918  $ 417 $ 894
                                              =====  ====== ======  ===== =====

--------
* The Company was committed to pay royalties to the Israeli Government on proceeds from sales of products in the research and development of which the Government participated by way of grants. Under the terms of the Company's funding from the Israeli Government, royalties of 4% were payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company. Through March 31, 2000, the Company paid the entire amount of royalties in respect of such participations.

                                MIND C.T.I. LTD.

NOTE 10--SELECTED INCOME STATEMENT DATA--(Continued)

                                                                      Three
                                                                     Months
                                                    Years Ended       Ended
                                                   December 31,     March 31,
                                                  ---------------  -------------
                                                  1997 1998 1999   1999   2000
                                                  ---- ---- -----  -----  ------
                                                                   (Unaudited)
                                                     (In thousands of U.S.
                                                           dollars)
 c. Selling, general and administrative expenses:
  1) Selling expenses
    Including royalties in respect of
     participation in research and development,
     see b. above................................ $ 83 $192 $ 161    $34  $  --
                                                  ==== ==== =====  =====  ======
  2) General and administrative expenses
    The changes in allowance for doubtful
     accounts is composed as follows:
      Balance at beginning of period............. $--  $ 24 $  48    $48    $230
      Increase during the period.................   24   24   285     27     100
      Bad debt written off.......................  --   --   (103)   --      --
                                                  ---- ---- -----  -----  ------
      Balance at end of period................... $ 24 $ 48 $ 230    $75    $330
                                                  ==== ==== =====  =====  ======
 d. Financial and other income (expenses)--net:
  Income:
    Gain on sale of, and unrealized gain on,
     trading securities.......................... $ 32 $--  $  20    $37  $    4
    Interest on bank deposits....................    4   10   139      6      30
    Non-dollar currency gains--net...............   60  104   --     --      --
                                                  ---- ---- -----  -----  ------
                                                    96  114   159     43      34
                                                  ---- ---- -----  -----  ------
  Expenses:
    Financial expenses in respect of long-term
     loan........................................   15    5   --     --      --
    Financial expenses in respect of short-term
     credit......................................    4    7    14     13     --
    Non-dollar currency losses--net..............  --   --      1     15       9
    Capital loss on sale of property and
     equipment...................................  --     3     9    --        4
                                                  ---- ---- -----  -----  ------
                                                    19   15    24     28      13
                                                  ---- ---- -----  -----  ------
                                                  $ 77 $ 99 $ 135    $15  $   21
                                                  ==== ==== =====  =====  ======

 e. Earnings (loss) per ordinary share ("EPS")

   Basic EPS are computed based on the net income less the accretion relating to the mandatorily redeemable A preferred shares divided by the weighted average number of shares outstanding during each period. In computing diluted EPS, account was taken of the dilutive effect of the outstanding stock options using the treasury stock method.

   Basic and diluted EPS for the three month period ended March 31, 2000 include the ordinary shares which were repurchased by the Company in exchange for the issuance of B preferred shares (see Note 5), since the ordinary shares were outstanding during the entirety of the period.

   Diluted EPS for the three month period ended March 31, 2000 does not include 680,280 options, because of their anti-dilutive effect, since the Company had net loss applicable to ordinary shares.

                               MIND C.T.I. LTD.

NOTE 10--SELECTED INCOME STATEMENT DATA--(Continued)

   Following are data relating to the weighted average number of shares for the purpose of computing EPS:

                                       Years Ended December Three Months Ended
                                               31,              March 31,
                                       -------------------- ------------------
                                        1997   1998   1999   1999     2000
                                       ------ ------ ------ ------ -----------
                                                                   (Unaudited)
                                                   (In thousands)
   Weighted average number of shares
    issued and outstanding--used in
    computation of basic EPS.......... 11,163 12,246 14,667 13,928   14,892
   Add--incremental shares from
    assumed exercise of options.......     37     37    317    187      --
                                       ------ ------ ------ ------   ------
   Weighted average number of shares
    used in computation of diluted
    EPS............................... 11,200 12,283 14,984 14,115   14,892
                                       ====== ====== ====== ======   ======

   The pro forma basic and diluted loss per ordinary share for the three months ended March 31, 2000 is $0.42 and is similar to the actual loss per ordinary share for such period since the mandatorily redeemable preferred convertible A shares were issued on March 30, 2000.

                                3,000,000 Shares

                                  [MIND LOGO]

                                Ordinary Shares


                                 -------------
                                   PROSPECTUS
                                 August 8, 2000
                                 -------------

                                Lehman Brothers

                           U.S. Bancorp Piper Jaffray

                               CIBC World Markets

                            Fidelity Capital Markets
             a division of National Financial Services Corporation